                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 1998          COMMISSION FILE NUMBER: 1-14596
                             INTRAWEST CORPORATION
             (Exact name of Registrant as specified in its charter)

                                BRITISH COLUMBIA
       (Province or other jurisdiction of incorporation or organization)

                         SUITE 800, 200 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                        TELEPHONE NUMBER: (604) 669-9777
   (Address and telephone number of Registrant's principal executive offices)

                                  PTSGE CORP.
                         5000 COLUMBIA SEAFIRST CENTER
                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                                 (206) 623-7580
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                      7011                                             N.A.
          (Primary Standard Industrial                   (I.R.S. Employer Identification
      Classification Code (if applicable))                   Number (if applicable))
         Securities registered or to be registered pursuant to Section 12(b) of the Act.
              Title of each class                   Name of each exchange on which registered
                 Common Shares                               New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form            [X]  Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     38,359,786 common shares as at June 30, 1998

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     [ ]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     [X]

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in the said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         INTRAWEST CORPORATION

                                         By: /s/ ROSS MEACHER
                                          --------------------------------------
                                          Name: Ross J. Meacher
                                          Title:  Corporate Secretary
                                          Date:  September 30, 1998

                                     [LOGO]

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                                   Suite 800
                               200 Burrard Street
                            Vancouver, B.C. V6C 3L6

                               September 14, 1998

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions and Statistical Information.............    2
The Company.................................................    3
The Mountain Resort Industry................................    5
The Golf Industry...........................................    6
Resort Management and Development...........................    7
  Resort Operations.........................................    7
     Mountain Resort Properties.............................    7
     Warm-Weather Destination Properties....................   12
     Sources of Resort Operations Revenue...................   12
     Sponsorship and Special Events.........................   15
     Information Technology.................................   15
     Resort Marketing and Sales.............................   15
  Resort Real Estate Development............................   15
     The Development Process................................   16
     Real Estate Properties.................................   18
     Resort Club............................................   23
  Competition...............................................   24
  Legal and Regulatory Matters..............................   24
Non-Resort Assets...........................................   24
Employees...................................................   26
Selected Consolidated Financial Information.................   26
Management's Discussion and Analysis........................   28
Market for Securities.......................................   36
Directors and Officers......................................   36
Additional Information......................................   38
Consolidated Financial Statements...........................  F-1

                CERTAIN DEFINITIONS AND STATISTICAL INFORMATION

     Unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. Unless otherwise specified, "fiscal" in connection with a year means, in the case of any year prior to 1995, the 12 months ended September 30, in the case of 1995, the nine months ended June 30 and, in the case of any year after 1995, the 12 months ended June 30.

     As used in this Annual Information Form "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski or golf industries included in this Annual Information Form is derived by the Company from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, The Canadian Ski Council, the White Book of Ski Areas and the National Golf Foundation.

                                  THE COMPANY

INCORPORATION

     The Company was formed by an amalgamation on November 23, 1979 under, and is governed by, the Company Act (British Columbia). The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 and its telephone number is
(604) 669-9777. The Company maintains a web site at www.intrawest.com.

OVERVIEW

     Intrawest is the leading developer and operator of mountain resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of nine mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler/Blackcomb and Panorama in British Columbia, Tremblant and Mont Ste. Marie in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 1997/98 ski season the Company's network of resorts generated approximately 5.5 million skier visits, which is more than the amount generated by any other North American group of affiliated mountain resorts.

     Intrawest is expanding into the development and operation of warm-weather destination resorts with the recent acquisitions of Sandestin, the largest resort and residential community in northwestern Florida, and of the assets of Raven, including two resort-quality golf courses in Arizona. Intrawest also has resort club facilities in Palm Desert, California and Hawaii. Intrawest has also acquired a 16% equity interest in Compagnie des Alpes, a French public company which is the world's largest ski operator in terms of skier visits.

     Intrawest is North America's largest mountain resort real estate developer with real estate sales revenue in fiscal 1998 of $226.4 million. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado and Squaw Valley in California and has an exclusive right to purchase sites for multi-family developments at Sun Peaks in British Columbia. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 18,700 units over the next 12 to 15 years. The Company's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. The Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts.

CORPORATE STRUCTURE

     The following is a list of the Company's principal subsidiaries and partnerships accounted for as subsidiaries of the Company as at June 30, 1998, indicating the place of incorporation/registration, and showing the percentage of equity interest beneficially owned by the Company.

                                                                   PLACE OF            PERCENTAGE
                                                                INCORPORATION/       EQUITY INTEREST
                                                                 REGISTRATION      HELD BY THE COMPANY
                                                               ----------------    -------------------
Intrawest Resort Corporation...............................    British Columbia               100
Blackcomb Skiing Enterprises Limited Partnership...........    British Columbia                77
Mont Tremblant Resorts and Company, Limited Partnership....         Quebec                    100
IW Resorts Limited Partnership.............................    British Columbia               100
Intrawest Resort Ownership Corporation.....................    British Columbia               100
Intrawest U.S.A., Inc......................................        Delaware                   100
Intrawest U.S. Holdings Inc. ..............................        Delaware                   100
Intrawest Luxembourg S.A...................................       Luxembourg                  100
Mammoth Mountain Ski Area..................................       California                   58.1
Snowshoe Resort, Inc.......................................     West Virginia                 100
Stratton Ski Corporation...................................        Delaware                   100
Copper Mountain, Inc.......................................        Delaware                   100
Whistler Mountain Resort Limited Partnership...............    British Columbia               100(1)
Great Gorge Resort, Inc....................................       New Jersey                  100

- ---------------

(1) In September 1998 Montreal Trust Company of Canada, as trustee of The Nippon Cable Trust, and Montreal Trust Company of Canada, as trustee of The Whistler Mountain Resort Trust, subscribed for limited partnership units representing an aggregate 23% in Whistler Mountain Resort Limited Partnership. The beneficiaries of these trusts are Nippon Cable Co., Ltd. and certain of its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past five years, the Company has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     1994

     - Effective April 1994 Intrawest sold substantially all of its industrial and non-resort residential development properties in British Columbia and Washington State.

     - In October 1994 Intrawest acquired all of the shares of Stratton Ski Corporation, the owner of Stratton Mountain in Vermont.

     1995

     - In November 1995 Intrawest purchased all of the assets of Snowshoe Mountain in West Virginia.

     - In December 1995 Intrawest acquired 33% of the shares of Mammoth Mountain Ski Area, the owner of Mammoth Mountain in California.

     1996

     - In April 1996 Intrawest agreed to develop real estate property located at the base of Mammoth Mountain in California.

     - In November 1996 Intrawest entered into an option agreement with the owner of Squaw Valley Ski Area to acquire approximately 13 acres of land at the base of the Squaw Peak ski facilities.

     1997

     - In March 1997 Intrawest completed its acquisition of all of the outstanding shares of Whistler Mountain Holdings Limited, the owner of the ski and resort operations at Whistler Mountain in British Columbia and certain developable real estate at the base of the mountain.

     - In March 1997 Intrawest U.S. Resorts, Inc. (a wholly owned subsidiary of the Company) completed its merger with Copper Mountain, Inc. (and its principal shareholder, CMAT, Inc.), the owner of the ski and resort operations at Copper Mountain in Colorado and certain developable real estate at the base of the mountain.

     -  In March 1997 Intrawest completed its acquisition of Mont Ste. Marie
       (1984) Inc., the owner of the ski and resort operations at Mont Ste. Marie in Quebec and certain developable real estate at the base of the mountain.

     - In March 1997 the Company effected a reorganization of its share capital (the "Share Capital Reorganization") designed to separate the non-resort assets of the Company (the "Non-Resort Assets") from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged for one new Common Share and one Non-Resort Preferred Share ("NRP Share").

     - In March 1997 the Company's Common Shares were listed for trading on the New York Stock Exchange.

     - In April 1997 the Company raised gross proceeds of $93 million from a public offering of 4,000,000 Common Shares in Canada and the United States.

     1998

     - In November 1997 the Company raised gross proceeds of $125 million from a public offering of unsecured debentures in Canada and the United States.

     - In November 1997 Intrawest increased its percentage ownership in Mammoth Mountain Ski Area from 33% to 51%.

     - In January 1998 Intrawest's percentage ownership in Mammoth Mountain Ski Area increased from 51% to 58%.

     - In February 1998 Intrawest completed its acquisition of Mountain Creek (formerly called Vernon Valley/Great Gorge), a ski area, summertime waterpark and family entertainment centre in New Jersey.

     - In June 1998 the Company raised gross proceeds of $110 million from a public offering of 3,850,000 Common Shares in Canada and the United States.

     - In July 1998 Intrawest completed its acquisition of Sandestin, the owner of a resort and residential community in northwestern Florida.

     - In July 1998 Intrawest completed its acquisition of a 15.7% equity interest in and alliance with Compagnie des Alpes, a French public company which is the world's largest ski operator in terms of skier visits.

     - In July 1998 Intrawest completed its acquisition of Raven golf group, owner of two golf courses in Arizona.

     - In August 1998 the Company raised gross proceeds of US$125 million from a public offering of unsecured notes in Canada and the United States.

     - In September 1998 Intrawest completed its acquisition of Breeze, Inc. ("Breeze") and Max Snowboards, Inc. ("Max"), ski and snowboard equipment rental companies.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 800 ski resorts in North America of which 520 are located in the United States and 280 are located in Canada. During the 1997/98 ski season, these resorts attracted approximately 69.4 million skier visits (54.1 million to U.S. ski areas and 15.3 million to Canadian ski areas). The geographic distribution of North American skier visits during the 1997/98 ski season was as follows:

                                                            PROPORTIONATE          INTRAWEST RESORT
           GEOGRAPHIC REGION                SKIER VISITS        SHARE              LOCATED IN REGION
           -----------------                ------------    -------------    -----------------------------
                                            (MILLIONS)           (%)
Western Canada..........................          6.5               9.4      Whistler/Blackcomb, Panorama
Quebec..................................          5.6               8.1      Tremblant, Mont Ste. Marie
Other Canada............................          3.2               4.6      --
U.S. Rocky Mountains....................         19.2              27.7      Copper
Northeast U.S...........................         12.7              18.3      Stratton, Mountain Creek
Pacific West U.S........................         11.2              16.1      Mammoth
Midwest U.S.............................          6.7               9.7      --
Mid-Atlantic U.S........................          4.3               6.1      Snowshoe
                                              -------         ---------
                                                 69.4             100.0
                                              =======         =========

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their skiing plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 1997/98 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States.

     Since 1985 the number of active skiers and annual skier visits in North America has not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 800 in 1998. The Company believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. The last new major ski facility in North America was opened in 1981. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Company believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry. The Company believes that trends in the mountain resort industry will continue to provide attractive acquisition opportunities which it will continue to evaluate. The Company may also consider acquiring smaller regional resorts, which have a strong local following and can provide a customer base for its other resorts, and businesses complementary to its existing mountain resort operations.

     The Company is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the rapid growth of snowboarding, which is increasing youth and young adult participation in mountain sports. The Company expects that the growth in snowboarding, in particular, will continue to have a positive impact on the ski industry. In the United States, skier visits attributable to snowboarders have increased an average of 21% per year over the past three years and snowboarders are currently estimated to represent 21% of all skier visits in the United States. The Company believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

     There are approximately 17,500 golf courses in North America -- 15,700 in the United States and 1,800 in Canada. In 1996 there were 25 million active golfers in the United States and 4.8 million in Canada, representing a 13% participation rate. While participation has been relatively stable over the last few years, consumer spending on golf has increased significantly, from US$7.8 billion in the United States in 1986 to US$15.1 billion in 1996. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, cart rental and other services.

     The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Today, golfers over the age of 50 account for approximately 25% of total golfers but they play almost 50% of the total rounds each year and they spend over 50% more per player than younger golfers. In addition, the largest age group of beginners to golf is the 18-29-year old group and the leading edge of the "echo boom" generation turned 18 in 1996. Equipment innovations, such as over-sized golf club heads, are encouraging broader participation by facilitating learning and enhancing performance.

     The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only 5.5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf courses in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics of each of the Company's mountain resort locations.

                            INTRAWEST                                                 AVERAGE     SNOW-     1997/98
                            OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING     SKIER
          RESORT            PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE   VISITS
          ------            ----------   -------   --------   ------   ------------   --------   --------   -------
                               (%)       (ACRES)    (FEET)                            (INCHES)     (%)      (000'S)
Blackcomb.................       77       3,414     5,280      119           17(7)      360         10       1,040
Whistler..................      100(1)    3,657     5,020      104           15(6)      360          4         814
Mammoth...................       58.1(2)  4,000     3,100      185           38(7)      350         20         979
Copper....................      100       2,433     2,699      118           20(5)      255         11         906
Tremblant.................      100         502     2,131       77           11(6)      140         75         615
Snowshoe..................      100         200     1,598       56           11(2)      185         99         444
Stratton..................      100         563     2,003       90           12(2)      180         75         427
Panorama..................      100       2,000     4,047       80            8(1)      110         50         148
Mountain Creek............      100         168     1,040       47            8(3)       90        100          82(3)
Mont Ste. Marie...........      100         108     1,250       24            3(2)      120         80          64

- ---------------

(1) In September 1998 Montreal Trust Company of Canada, as trustee of The Nippon Cable Trust, and Montreal Trust Company of Canada, as trustee of The Whistler Mountain Resort Trust, subscribed for limited partnership units representing an aggregate 23% in Whistler Mountain Resort Limited Partnership. The beneficiaries of these trusts are Nippon Cable Co., Ltd. and certain of its subsidiaries.
(2) Each of the shareholders of Mammoth (including the Company) has a pro rata right of first refusal to purchase any shares of Mammoth to be sold by any other shareholder to third parties.
(3) Mountain Creek was operated on a limited basis by its creditors through bankruptcy proceedings during 1997/1998. Annual skier visits from 1991-1995 averaged 330,000.

     WHISTLER/BLACKCOMB. Whistler/Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, has been rated as North America's number one ski resort for the past seven years by Mountain Sports & Living magazine (formerly called Snow Country magazine). The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car and railroad, as well as by air via Vancouver's international airport. The recently completed expansion of the Vancouver airport, combined with the "open skies policy" between Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

     Since Intrawest acquired Blackcomb in 1986, the Company has invested approximately $130 million on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. During this period, skier visits have increased from 278,000 to 1,040,000, a compound annual growth rate of 12%. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its ancillary facilities. Over this period, Whistler's capital expenditures have totalled approximately $87 million, comprised of approximately $57 million spent on lifts and the balance primarily on expanded restaurant and service facilities. The Company completed its acquisition of Whistler in March 1997 and intends to make approximately $35 million in capital improvements to Whistler's ski facilities over the next four years. These improvements are expected to include new lifts and trails, additional snowmaking coverage and expanded restaurant facilities.

     The Company operates a 3,414-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski resort. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding throughout the summer. As a result, Blackcomb is a leading training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement which expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski resort. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of Whistler's lifts and ski runs, and some of Whistler's buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement which expires in 2032. Pursuant to this agreement, Whistler pays an annual lease payment currently equal to 2% of defined gross revenue.

     The Company is the largest retailer in Whistler Resort with 28 retail and equipment rental shops. The Company also has food and beverage operations at 13 restaurants and bars, having a total seating capacity of approximately 6,200.

     Blackcomb's 600-person ski and snowboard school was honoured by the Canadian Ski Council for offering the most beginner ski and snowboard lessons in Canada during the 1996/97 ski season. The Blackcomb ski school was also rated as Canada's number one snowboard school for the 1996/97 ski season by Snowboard Canada magazine. Whistler's ski school offers classes for both adults and children and employs over 400 instructors. A new 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler/Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people and numerous galleries, recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones, respectively (none of which is owned by the Company), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a popular summer tourist attraction.

     Since 1986 the Company has developed the majority of its land holdings at the base of Blackcomb. The Company is developing, or has land available for the development of, approximately 180 residential units at the base of Blackcomb and approximately 1,000 residential units and 72,000 square feet of commercial space at the base of Whistler.

     COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested approximately US$28 million in capital improvements, including approximately US$8 million on its restaurant facilities and service buildings and approximately US$16 million on lifts, vehicles and other equipment. The Company completed its acquisition of Copper in March 1997 and intends to make approximately US$70 million of capital improvements at Copper over the next four years. These improvements are expected to include new lifts and trails and expanded restaurant facilities.

     Copper has a 2,433-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 20 lifts, including five high-speed quad chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on the government land.

     Copper has 118 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has 12 retail shops and three equipment rental shops, and food and beverage operations at ten restaurants and bars, having a total seating capacity of approximately 2,900.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), tennis, fishing and bike riding. Bike riders can access a paved bike path system which connects all resorts located in Summit County. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     The Company is developing, or has land available for the development of, approximately 1,100 residential units and 110,000 square feet of commercial space at Copper. The Company expects that the development of these lands will take place over a period of approximately ten years. The Company launched its first project at Copper in March 1998 and pre-sold the entire 108 available units during one weekend.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its percentage to 51% in November 1997 and to 58% in January 1998. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 5,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth and June Mountain have 185 trails which are serviced by 38 lifts, including seven high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates six sport shops, five hotel properties and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 60 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in a second golf course currently under construction at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     The Company is developing, or has land available for the development of, approximately 2,200 residential units and 131,000 square feet of commercial space at Mammoth. The Company expects that the development of these lands will take place over a period of approximately ten years. The Company launched its first project at Mammoth in April 1998 and pre-sold 129 of 174 available units during one weekend. The project commenced construction in the spring of 1998.

     TREMBLANT. Tremblant is located in the Laurentians, 90 miles north of Montreal, Quebec. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest operating ski area in Canada and the second oldest in North America. Since acquiring Tremblant in 1991, Intrawest has carried out a $60 million expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, a six-passenger gondola, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system and the Edge, Tremblant's first new peak since 1943.

     The Company operates a 502-acre ski area facility at Tremblant which has elevations at its base of 870 feet and at its peak of 3,001 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 77 trails which are serviced by 11 lifts, including six high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays an annual lease payment equal to $5,000, adjusted for changes in the Consumer Price Index.

     Tremblant has 17 sports shops and food and beverage operations at 11 restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm and is a text-book example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant, an 18-hole championship golf course owned by the Company, tennis, hiking and mountain biking. Le Geant, which was named one of Canada's best new golf courses in 1996 by Golf Digest, drew 28,000 golfers in its first full season. A second 18-hole championship golf course, Le Diable, opened for play in the summer of 1998. The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Canadian Pacific. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, is expected to increase traffic at the resort year round and particularly during the shoulder seasons. Tremblant demonstrated its shoulder season potential by selling more than 20,000 panoramic lift rides during the Festival of Colors weekend in October 1997.

     The Company is developing, or has land available for the development of, approximately 2,300 residential units and 61,000 square feet of commercial space at Tremblant. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Company has invested approximately US$31 million in capital improvements primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities. The Company operates a 563-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 12 lifts, including one high-speed chairlift and one high-speed gondola.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Company. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     The Company is developing, or has land available for the development of, approximately 1,300 residential units and 30,000 square feet of commercial space at Stratton. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in

1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in November 1995 and has invested approximately US$15 million in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Company operates a 200-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 56 trails which are serviced by 11 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Company owns all of the land on which the ski facilities are located.

     Snowshoe has ten retail shops, two of which are concessioned to third-party operators. The resort also owns and operates 11 restaurants and ten bars, having a total seating capacity of approximately 2,100. Snowshoe owns three lodges having a total of 300 rooms and manages approximately 900 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Company and designed by Gary Player (rated by Golf Digest as the second-best course in West Virginia in 1996), over 100 miles of marked mountain biking trails and various tennis and swimming facilities. The resort also owns a conference centre with over 10,000 square feet of meeting rooms and banquet facilities which draw business travellers throughout the year.

     The Company is developing, or has land available for the development of, approximately 800 residential units and 32,000 square feet of commercial space at Snowshoe. The Company expects that the development of these lands will take place over a period of approximately ten years.

     MOUNTAIN CREEK. Mountain Creek (formerly called Vernon Valley/Great Gorge), located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing three peaks -- Vernon Valley, Great Gorge South and Great Gorge North -- currently providing approximately 130 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Company owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 280-acre theme park, five mountain-top lakes and a 27-hole golf course (not owned by the Company). Approvals are in place for an additional 27-hole golf course on the Company's land at the top of the mountain. In the first half of the 1990s, summer visits to the resort averaged 450,000, about one-third more than winter skier visits.

     The Company has land available for the development of approximately 900 residential units primarily located on the top of the mountain. The proximity of the resort to New York City means that real estate can be marketed to both primary and secondary home buyers.

     PANORAMA. Panorama is located in the Purcell Range of the Canadian Rockies approximately 12 miles from Invermere, British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Company has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the second greatest in Canada surpassed only by Whistler/Blackcomb.

     The Company operates a 2,000-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 80 trails which are serviced by eight lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. Pursuant to this agreement, Panorama pays an annual lease payment currently equal to 2% of defined gross revenue.

     Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Company. Panorama has four retail shops and food and beverage operations at six restaurants and bars, having a total seating capacity of approximately 850. The Company is completing construction of a championship golf course at Panorama that will be available for play in May 1999. Other summer attractions in the area include whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

     The Company is developing, or has land available for the development of, approximately 1,400 residential units and 10,000 square feet of commercial space at Panorama. The Company expects that the development of these lands will take place over a period of approximately 10 years.

     MONT STE. MARIE. Mont Ste. Marie is located in the Outaouais region 55 miles north of Ottawa. The resort has the highest elevation of any ski area in the Outaouais between Toronto and Mont Tremblant.

     Intrawest acquired Mont Ste. Marie in March 1997 and is in the process of formulating its plans for the resort. The Company operates a 108-acre ski area facility at Mont Ste. Marie which has a vertical drop of 1,250 feet. The Company owns all of the land on which the ski facilities are located. Mont Ste. Marie's summer amenities include an 18-hole championship golf course owned by the Company. Mont Ste. Marie has food and beverage operations at two locations having a total seating capacity of approximately 600.

  WARM-WEATHER DESTINATION PROPERTIES

     The Company has recently acquired Sandestin and Raven, two warm-weather destination resorts.

     SANDESTIN. Sandestin is located in Destin, in northwestern Florida, a major tourist, second-home and retirement destination. The resort has a half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin has 63 holes of golf on three separate courses and land is available for an additional nine holes. The resort also features 32,300 square feet of conference facilities, a 37,000-square foot retail centre which accommodates 31 shops, a 98-slip full-service marina suitable for craft up to 100 feet in length, management of approximately 700 residential rental units and various restaurants, bars and other recreational amenities.

     With the acquisition of Sandestin, the Company has land for the development of approximately 2,200 residential units and 200,000 square feet of commercial space as well as 256 units of substantially completed real estate inventory. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     RAVEN. Raven owns and operates two highly rated daily fee golf courses, The Raven at South Mountain in Phoenix and The Raven at Sabino Springs in Tucson. In addition, Raven has a management contract for another course to be constructed in Carlsbad, California.

     The Raven concept is to create superior public golf facilities, complemented by attention to maintenance and service quality. Recently, two of the Raven courses were rated 5th and 7th for quality of service among 5,300 golf courses across North America included in a 1998 survey of subscribers conducted by Golf Digest magazine. In addition both of Raven's owned courses were rated in the top ten public golf courses in Arizona in 1997 by Golf Digest.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue is derived from a wide variety of sources including lift ticket sales, retail shops, food and beverage, lodging and property management, ski schools, golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (47% for fiscal 1998). While revenue from lift ticket sales has increased each year during the past five years, the proportion of resort operations revenue accounted for by sources other than lift ticket sales increased from 43% in fiscal 1994 to 53% in fiscal 1998. This increase is the result of a broadening of the sources of revenue at each resort as well as the improved mix of revenue at recently acquired resorts. Management expects this trend to continue in the future as a result of the ongoing expansion of the range of services offered by the Company and the Company's planned expansion into warm-weather destination resorts.

     The following chart provides a breakdown of the sources of the Company's ski and resort operations revenue during fiscal 1998.

                                                                  REVENUE      PROPORTION
                                                                -----------    ----------
                                                                 (MILLIONS
                                                                OF DOLLARS)           (%)
Lift tickets................................................    $    172.8          47.0
Retail shops................................................          54.4          14.8
Food and beverage...........................................          53.3          14.5
Lodging and property management.............................          34.6           9.4
Ski school..................................................          25.9           7.0
Golf........................................................           7.9           2.2
Other.......................................................          18.5           5.1
                                                                -----------    ---------
                                                                $    367.4         100.0
                                                                ===========    =========

     LIFT TICKET SALES. The Company sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards and single- and multi-day tickets. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card was introduced at Blackcomb in fiscal 1994 and was also introduced at Tremblant, Stratton, Mammoth, Whistler and Copper for the 1996/97 ski season. In addition to their other features, frequent skier cards at Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Company uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Company's line of lift ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Revenue from lift ticket sales has increased every year since 1986 when the Company acquired its interest in Blackcomb. Since 1994 revenue from lift ticket sales has increased from $38.1 million to $172.8 million, primarily because of acquisitions and improvements in ticket yields. The Company's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Company's retail division increased from $13.7 million in fiscal 1994 to $54.4 million in fiscal 1998. The increase is attributable primarily to acquisitions and to increased retail sales and equipment rental revenue at Blackcomb, Tremblant and Panorama. Retail revenue aids in stabilizing the Company's daily and weekly cash flows, as the Company's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its mountain resorts the Company owns 118 retail and ski rental shops containing approximately 202,000 square feet of sales/service area. The large number of retail locations operated by the Company allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Company's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The acquisition of Sandestin adds 31 retail shops containing approximately 37,000 square feet to the Company's retail portfolio. Sandestin operates two of the retail shops and the other 29 are operated by third parties. The acquisition of Breeze and Max adds 43 retail and rental shops containing approximately 77,000 square feet to the Company's network of shops. There are locations in Utah, Colorado, Oregon, California, Wyoming, Idaho and Nevada. In addition, each of the Raven-owned golf courses includes a clubhouse with approximately 1,000 square feet of retail space.

     FOOD AND BEVERAGE SERVICE. Food and beverage service has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Company. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining in the restaurants.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler/Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Company owns and operates 84 different food and beverage facilities at its mountain resorts with more than 23,000 seats. The Company's control of its on-mountain and base area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $10.3 million in fiscal 1994 to $53.3 million in fiscal 1998, principally due to acquisitions and the expansion of facilities at Blackcomb and Tremblant.

     The acquisitions of Sandestin and Raven add ten food and beverage facilities, containing approximately 600 seats, to the Company's resort assets. In addition, a members-only beach club at Sandestin opened in the summer of 1998.

     LODGING AND PROPERTY MANAGEMENT. The Company's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Company owns or manages approximately 4,100 lodging units at its mountain resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Company's property management operation seeks to maximize the synergies that exist between lodging and lift ticket promotions. Revenue from lodging and property management increased from $8.9 million in fiscal 1994 to $34.6 million in fiscal 1998, principally due to acquisitions and the development of new rental accommodations at Tremblant. With the acquisition of Sandestin the Company's rental management operation increased by approximately 800 units.

     The Company's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Company. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Company.

     SKI SCHOOL. The Company operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Company's resorts have qualified instructors. The Company's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Company has approximately 2,000 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Company has initiated programs to increase its ski school business. Revenue from ski schools increased from $3.9 million in fiscal 1994 to $25.9 million in fiscal 1998, principally due to acquisitions and the expansion of ski school programs at Whistler/Blackcomb and Tremblant.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995 and, since that time, annual golf revenue has grown to approximately $7.9 million. At its mountain resorts, the Company owns and operates championship golf courses at Tremblant, Mont Ste. Marie, Copper, Stratton and Snowshoe. Stratton also offers a golf school which attracts students from throughout eastern North America. Golf courses are currently under construction at Panorama, Mammoth and Eagles Nest. With the acquisitions of Sandestin and Raven the Company owns an additional five golf courses at warm-weather destination resorts. Golf is a primary attraction in the summer and shoulder seasons, providing the Company with revenue from greens fees, cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Company has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. The Company believes that its golf and other summer revenue will continue to be an increasingly significant component of resort operations revenue in the future.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Company's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Company's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Company's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Company's business sponsors include Coca Cola, Fuji Films, Great Brands of Europe -- Evian and Starbucks.

     The Company's resorts host a number of world-class sporting events including annual freestyle World Cup competitions at Whistler/Blackcomb and Tremblant and snowboarding's U.S. Open championship at Stratton. In fiscal 1996 Whistler signed an agreement continuing its participation as a World Cup downhill site for ten years. Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Company's resorts host numerous high profile music and arts events.

  INFORMATION TECHNOLOGY

     The Company's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Company's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Company's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Company's facilities across the resort, (iv) central reservation systems for use in connection with the Company's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Company to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Company's marketing strategy include (i) increasing the Company's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Company's network of resorts, (iv) expanding the summer and shoulder season businesses of the Company's resorts and
(v) increasing the Company's total share of customer spending across each resort. Using market research information from the Company's database and employee feedback the Company builds marketing programs which are targeted at particular customer and season segments. The Company's resort marketing expenses for fiscal 1998 were approximately $23.4 million.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Company is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Company plans to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest developer of mountain resort real estate. The Company has over 20 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Company has developed and sold over $1.1 billion of real estate, including non-resort real estate. In 1994 the Company determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Company from its mountain resort competitors. The Company has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                            AS AT JUNE 30, 1998
                                   DATE       --------------------------------------------------------------------------------
                               CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                                COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                               IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
           RESORT              TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
           ------              ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                        (SQ. FT.)     (SQ. FT.)     (SQ. FT.)
Blackcomb(1)................       1987          2,599            36           142        60,000        --            --
Tremblant...................       1992          1,019           464         1,790       109,000       14,000         47,000
Keystone(2).................       1995            307           597         2,164        65,000       62,000        191,000
Sun Peaks...................       1995             57            77           142         6,000        --            --
Panorama....................       1995             57            98         1,259         5,000        --            10,000
Stratton....................       1997             33           177         1,088         --           --            30,000
Snowshoe....................       1997              8           151           691         --           9,000         23,000
Mammoth(3)..................       1998          --              206         2,017         --           --           131,000
Copper......................       1998          --              234           860         --           8,000        102,000
Squaw Valley................       1998          --            --              640         --           --           120,000
Whistler(4).................       1998             37            11           963         --           --            72,000
Eagles Nest(5)..............       1999          --            --              462         --           --            --
Mountain Creek..............       2001          --            --              921         --           --            50,000
                                                 -----         -----        ------       -------       ------        -------
                                                 4,117         2,051        13,139       245,000       93,000        776,000
Sandestin(6)................       1999          --              256         2,202         --           --           200,000
                                                 -----         -----        ------       -------       ------        -------
                                                 4,117         2,307(7)     15,341(7)    245,000       93,000(7)     976,000(7)
                                                 =====         =====        ======       =======       ======        =======

- ---------------

(1) The Company has a 77% interest in Blackcomb Skiing Enterprises Limited Partnership.
(2) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone (certain projects are at 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) At Mammoth, the Company owns land for the development of approximately 1,160 residential units and 120,000 square feet of commercial space and participates in a partnership which owns land for the development of approximately 1,065 residential units and 10,000 square feet of commercial space. The Company's interest in this partnership is 75%.
(4) In September 1998 Montreal Trust Company of Canada, as trustee of The Nippon Cable Trust, and Montreal Trust Company of Canada, as trustee of The Whistler Mountain Resort Trust, subscribed for limited partnership units representing an aggregate 23% in Whistler Mountain Resort Limited Partnership. The beneficiaries of these trusts are Nippon Cable Co., Ltd. and certain of its subsidiaries.
(5) The Company has a 50% interest in a joint venture that owns and is developing the land at Eagles Nest. The information on Eagles Nest in this table reflects 100% of the joint venture's land holdings.
(6) The Company completed the acquisition of Sandestin in July 1998, including the associated real estate holdings.
(7) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 18,717 units, including Sandestin.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Company carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Company to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Company typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Company has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the landowner under which land is only paid for as completed units are sold. At Mammoth, Intrawest secured a portion of its land holdings by forming a partnership with the landowner under which land is only paid for as completed units are sold. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of $1.5 million to $3.0 million. At Squaw Valley, the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Company must provide replacement parking stalls for those displaced by the development.

     RESORT MASTER PLANNING. The starting point of the Company's development program at a resort is the "envisioning process", under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process considers issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Company's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based at the resort and report to a local vice president who is responsible for all the real estate projects at the resort and who reports to a senior vice president who oversees the development program at multiple resorts.

     The development managers are supported by a team of design, construction, finance and sales staff at the resort with the assistance of similar staff members at head office and local consultants. The Company exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Company also concentrates on woodframe developments which have a short construction timetable. In addition, the Company does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor. The Company arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, through a variety of Canadian and U.S. lenders.

     MARKETING AND SALES. Market research is an important part of the Company's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     Each of the Company's resorts has its own marketing and sales department under the supervision of a local marketing director. At some resorts the Company employs its own sales personnel while at others it engages third party agents to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants.

     The resort real estate development group spent approximately $9.7 million in fiscal 1998 for real estate marketing and sales (including commissions). The Company expects these costs to increase in the future as it initiates new projects at its resorts. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers. This is particularly the case for the Company's timeshare vacation business, which distributes thousands of mailouts every year.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. Since fiscal 1994 the Company has pre-sold on average approximately 85% of its units prior to the completion of construction. This practice led to the introduction of a new marketing approach during 1996, whereby properties are marketed to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Company's major markets. This approach has been applied to large condominium-hotel projects such as One Whistler Village at Blackcomb, Silver Mill at Keystone and Le Kandahar at Tremblant. Between March 1996 and May 1997 the Company launched eight projects at four different resorts in this fashion and pre-sold approximately 85% of the aggregate sales value of approximately $230 million and in March and April 1998, the Company pre-sold a further 376 units for $132 million.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Company occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third party operators. The mix of tenants and the quality of their finished stores are closely managed by the Company so as to maintain the ambience of the resort. In order to attract top quality retail operators the Company seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer and shoulder season activities and amenities such as summer outdoor recreational activities and cultural programs, the Company is able to improve year-round utilization of facilities.

     As at June 30, 1998, Intrawest had developed approximately 245,000 square feet of commercial space at its resort real estate holdings. At Blackcomb and Tremblant the Company manages or owns all commercial space that is occupied by third party operators and receives rental revenue, which in fiscal 1998 amounted to approximately $4.4 million.

     The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Canadian Pacific.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of the Company's land holdings followed by a listing of projects recently completed or under active development.

     BLACKCOMB. Since acquiring its interest in Blackcomb, Intrawest has exercised options to acquire 118 developable acres of land adjacent to the base of Blackcomb Mountain for residential, commercial and resort development.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete and Chateau Mont Tremblant is in operation. The village core, Chateau Mont Tremblant, Le Geant and Le Diable golf courses and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Company has approximately 1,100 acres of land available for future development at Tremblant.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Company has developed or plans to develop approximately 1,100 residential units and 180,000 square feet of commercial space in the new River Run Village, 90 residential units around a planned golf course and 1,900 residential units and 130,000 square feet of commercial space in areas adjacent to the existing real estate and new mountain village.

     SUN PEAKS. The Company has an exclusive right to purchase sites for multi-family developments from the owner of Sun Peaks near Kamloops, British Columbia. This right expires on the earlier of June 21, 2002 and the date when Intrawest has purchased eight sites and all buildings on the sites have been substantially completed. To date the Company has purchased and developed two sites totalling 98 residential units and is currently developing an additional site.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the golf course which is currently under construction. The Greywolf neighbourhood surrounding the golf course is planned to include approximately 400 townhomes and single-family homes. The Company expects to build approximately 1,000 residential units and 15,000 square feet of commercial space in and around the Ski Tip village neighbourhood.

     STRATTON. The approval process is under way for the development of approximately 1,300 residential units at the resort. The bulk of the development comprising 750 units and 30,000 square feet of commercial space will expand the existing village at the base of Stratton Mountain. Construction of the first project, containing 36 luxury townhomes, was completed in April 1998.

     SNOWSHOE. With its acquisition of Snowshoe, the Company acquired approximately 200 acres of land which may be developed to support the existing village. The planning and envisioning process has begun and construction of the first project was completed in December 1997.

     MAMMOTH. The planning and approval process is in progress and construction commenced on the first project, which is approximately 80% pre-sold, in the spring of 1998. The new North Village at the base of Mammoth Mountain is planned to consist of approximately 800 units and 120,000 square feet of commercial space. Plans for the other lands in the area include over 300 ski-in, ski-out units, an 18-hole golf course and over 1,000 single-family, multi-family and hotel units fronting onto the golf course. The Sierra Star golf course, in which the Company has a 35% interest, is under construction with scheduled opening in spring 1999.

     COPPER. The Company owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and is expected to contain approximately 900 additional residential units and 102,000 square feet of additional commercial space when developed. The remaining parcels are zoned for a total of 219 single and multi-family units and either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The first project, which is fully pre-sold, commenced construction in the summer of 1998.

     SQUAW VALLEY. In November 1996 the Company entered into an option agreement with the owner of the Squaw Valley Ski Area to acquire approximately 13 acres of land at the base of the Squaw Peak ski facilities on which the Company plans to develop a four-season resort. The land is divided into four development parcels on which the Company expects to develop approximately 600 residential units and 120,000 square feet of commercial space over the next eight years.

     WHISTLER. The Company owns a 44-acre site at the Creekside base of Whistler Mountain, zoned for a mixture of commercial and tourist accommodation. The Company has submitted a master plan for development approval of the Creekside base encompassing 352 residential units and 72,000 square feet of commercial space, as well as approximately 400 units located at other sites. The Company owns an additional 70-acre site above the Creekside base for the development of single- and multi-family housing. The Company also has an option to acquire a 40-acre site, approximately six miles south of Whistler Village.

     EAGLES NEST. In 1997 the Company purchased 230 acres of developable land and an 18-hole golf course in Silverthorne, Colorado. The real estate will be developed through a joint venture with approximately 500 units planned.

     MOUNTAIN CREEK. With its acquisition of Mountain Creek, the Company acquired approximately 390 acres. The planning and envisioning process has begun and approximately 900 units are planned.

     SANDESTIN. With its acquisition of Sandestin, the Company acquired 256 units of substantially completed inventory comprising single-family lots, townhomes and condominiums, and land for the future development of approximately 2,200 residential units and 200,000 square feet of commercial space.

     MONT STE. MARIE. With its acquisition of Mont Ste. Marie, the Company acquired approximately 900 acres of developable land. The feasibility of the development is currently being reviewed.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
      PROJECT NAME        INTEREST       UNITS       STATUS AT AUGUST 31, 1998
      ------------        ---------   -----------    -------------------------
BLACKCOMB
Lost Lake Lodge              77%          100      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1998; 96 units sold.
Pinnacle Heights             77%           8       Exclusive townhomes for sale;
                                                   construction started February
                                                   1998 with scheduled completion
                                                   August 1999; 5 units pre-sold.
Forest Creek                 77%          12       Townhomes for sale;
                                                   construction started May 1998
                                                   with scheduled completion
                                                   January 1999; 3 units
                                                   pre-sold.

TREMBLANT
Le Saint Andrew's           100%          14       Single-family lots for sale;
                                                   construction of infrastructure
                                                   completed August 1994; 9 lots
                                                   sold.
Les Pignons                 100%          15       Detached townhomes for sale;
                                                   construction of Phase I (5
                                                   units) completed May 1996;
                                                   fully sold. Construction of
                                                   Phase II (10 units) completed
                                                   December 1997; 6 units sold.
Le Lodge de la Montagne     100%          139      Condominium-hotel units for
                                                   sale; construction started
                                                   September 1997 with scheduled
                                                   completion October 1998; fully
                                                   pre-sold.
Refuge des Cerfs            100%          66       Single-family lots for sale;
                                                   construction started November
                                                   1997 with scheduled completion
                                                   December 1999; 16 lots
                                                   pre-sold.
Le Plateau                  100%          98       Townhomes for sale;
                                                   construction started May 1998
                                                   with scheduled completion June
                                                   2000; 8 units pre-sold.
La Tour des Voyageurs       100%          163      Condominium-hotel units for
                                                   sale with commercial space;
                                                   construction started May 1998
                                                   with scheduled completion June
                                                   1999; 99 units pre-sold.
Plaza Commerciale           100%        approx.    Commercial space; construction
                                         5,000     started June 1998 with
                                        sq. ft.    scheduled completion October
                                                   1998; fully pre-leased.


                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
      PROJECT NAME        INTEREST       UNITS       STATUS AT AUGUST 31, 1998
      ------------        ---------   -----------    -------------------------
KEYSTONE
Ski Tip Ranch                50%          46       Townhomes for sale; Phase I
                                                   (28 units) fully sold.
                                                   Construction of Phase II (18
                                                   units) completed May 1998; 16
                                                   units sold.
Silver Mill                  50%          130      Condominium-hotel units for
                                                   sale with retail and
                                                   restaurant space; construction
                                                   completed December 1997; 123
                                                   units sold.
Buffalo Lodge & The          55%          157      Condominium-hotel units for
Dakota                                             sale; construction started May
                                                   1997 with scheduled completion
                                                   September 1998; 126 units
                                                   pre-sold.
Expedition Station           60%          92       Condominium-hotel units for
                                                   sale; construction started May
                                                   1998 with scheduled completion
                                                   June 1999; 57 units pre-sold.
Elk Run                      50%          81       Single-family lots for sale;
                                                   construction started May 1998
                                                   with scheduled completion
                                                   November 1998; 52 units
                                                   pre-sold.
Red Hawk Lodge and           60%          140      Condominium-hotel units and
Townhomes                                          townhomes for sale;
                                                   construction to begin spring
                                                   1999 with scheduled completion
                                                   spring 2000.
Trading Post                 60%          116      Condominium-hotel units for
                                                   sale; construction to begin
                                                   spring 1999 with scheduled
                                                   completion summer 2000.

SUN PEAKS
Fireside Lodge              100%          72       Condominium-hotel units for
                                                   sale; construction completed
                                                   April 1998; 31 units sold.
Forest Trails               100%          36       Townhomes for sale;
                                                   construction of Phase I (20
                                                   units) started April 1998 with
                                                   scheduled completion January
                                                   1999; 11 units pre-sold.
                                                   Construction of Phase II (16
                                                   units) to begin spring 1999
                                                   with scheduled completion
                                                   summer 2000.

PANORAMA
Ski Tip Lodge               100%          31       Condominium-hotel units for
                                                   sale and Daylodge with retail
                                                   and restaurant space;
                                                   construction completed January
                                                   1998; 26 units sold.
Tamarack Lodge              100%          46       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1998; 30 units sold.
Greywolf Lots               100%          42       Single-family lots for sale;
                                                   construction of Phase I (25
                                                   units) infrastructure
                                                   completed October 1997; 19
                                                   units pre-sold. Construction
                                                   of Phase II (17 units) started
                                                   July 1998 with scheduled
                                                   completion July 1999.
The Hearth Stone            100%          28       Townhomes for sale;
                                                   construction started May 1998
                                                   with scheduled completion
                                                   February 1999; 25 units
                                                   pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
      PROJECT NAME        INTEREST       UNITS       STATUS AT AUGUST 31, 1998
      ------------        ---------   -----------    -------------------------
STRATTON
Long Trail House            100%          142      Condominium-hotel units for
                                                   sale; construction started
                                                   April 1998 with scheduled
                                                   completion June 2000; 49 units
                                                   pre-sold.
Stratton Springs            100%          32       Townhomes for sale;
                                                   construction to begin fall
                                                   1998 with scheduled completion
                                                   fall 1999; 4 units pre-sold.

SNOWSHOE
Camp 4                      100%          89       Townhomes for sale;
                                                   construction of Phase I (17
                                                   units) completed December
                                                   1997; 8 units sold. Future
                                                   units to be developed over two
                                                   to three year period.
Rimfire                     100%          142      Condominium-hotel units for
                                                   sale; construction started May
                                                   1998 with scheduled completion
                                                   April 2000; 55 units pre-sold.

MAMMOTH
Juniper Springs             100%          174      Condominium-hotel units for
                                                   sale; construction started May
                                                   1998 with scheduled completion
                                                   October 1999; 144 units
                                                   pre-sold.
The Timbers                 100%          32       Townhomes for sale;
                                                   construction to begin fall
                                                   1998 with scheduled completion
                                                   winter 1999.

COPPER
Copper Springs              100%          108      Condominium-hotel units for
                                                   sale; construction started
                                                   April 1998 with scheduled
                                                   completion September 1999;
                                                   fully pre-sold.
The Crossroads              100%          126      Condominium-hotel units for
                                                   sale; construction to begin
                                                   spring 1999 with scheduled
                                                   completion fall 2000.

WHISTLER
The Ridge at Taluswood       88%          26       Townhomes for sale;
                                                   construction of Phase I (15
                                                   units) completed January 1998;
                                                   fully sold. Construction of
                                                   Phase II (11 units) started
                                                   April 1998 with scheduled
                                                   completion November 1998; 4
                                                   units pre-sold.

SANDESTIN
Acquired Inventory and       50%          202      Condominium units, townhomes
Property Under                                     and single-family lots for
Development                                        sale; 31 units/lots sold.
Acquired Inventory           95%          54       Condominium units, townhomes
                                                   and single-family lots for
                                                   sale; 14 units/lots sold.

  RESORT CLUB

     In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. This system provides members of the club with the flexibility to vacation in various club locations or at more than 1,600 international resorts which are part of an exchange program with Interval International, Inc. ("Interval International"). The flexibility of the point-based system, combined with a focus on a quality resort experience, was designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time and the median age of a timeshare buyer at the time of purchase is 46. The Company believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its program to allow buyers through the Company's exchange agreements to exchange intervals with Interval International and Disney Vacation Club as well as at its own locations.

     The number of timeshare resorts throughout the world increased from 631 in 1981 to 4,350 at the end of 1995. From 1987 timeshare sales grew by approximately 15% per year, reaching approximately US$5 billion in total worldwide sales in 1995. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as Interval International, allow timeshare owners to turn the fixed asset of a particular week in a particular location into a tradeable commodity. Of the 4,350 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as Marriott Ownership Resorts, The Walt Disney Company, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, the Company has a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

     A member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

     To date, the first two phases of the resort club locations at Blackcomb and Tremblant, comprising 85 and 34 units, respectively, have been completed. The quality of the resort club locations at Blackcomb and Tremblant has placed both locations in Interval International's highest-rated group of worldwide destination resorts. These two locations will entitle IROC to sell approximately one million points in Phases I and II and 2.2 million points in all phases when they are fully built. In December 1997 IROC acquired 4 units available for its members in Kauai, Hawaii. IROC is also a 50% partner in a resort club location under construction within a 36-hole municipally owned golf course community in Palm Desert, California. The Company believes that Sandestin will provide an attractive location for its resort club business. Further resort club locations are currently in the pre-development stage at Mammoth, Keystone and warm-weather locations. Through June 30, 1998, approximately 622,000 points have been sold to over 4,300 members for approximately $73.4 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

     The industries in which the Company operates are highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Company also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Company's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Company's skier visits have increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Company's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

     The Company currently and from time to time is involved in litigation in the ordinary course of its business. The Company does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Company's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Company maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                               NON-RESORT ASSETS

OVERVIEW

     In 1994 the Company determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of the Non-Resort Assets. Since that time, the Company has disposed of the majority of its Non-Resort Assets. At a meeting of shareholders of the Company held in March 1997, the shareholders approved the Share Capital Reorganization, effective March 14, 1997, designed to separate the Non-Resort Assets from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the Common Shares which existed prior to the Share Capital Reorganization and the NRP Shares represent the net equity of the Non-Resort Assets (that is, the value of these assets less the liabilities of the non-resort related business operations of the Company). The book value of the net equity of the Non-Resort Assets as at December 31, 1996 was $88.5 million or $3.82 per NRP Share.

     The Company expects that the remaining Non-Resort Assets will be disposed of in an orderly manner, and the net cash flow from the Non-Resort Assets will be distributed to the holders of the NRP Shares, primarily by way of redemption, over the next two to three years. Any gains or losses generated by the disposition of the Non-Resort Assets will be for the account of the NRP Shares only and will not affect the computation of earnings per Common Share.

     On September 30, 1997, the Company redeemed 2,360,000 of the NRP Shares pursuant to the provisions attaching to the NRP Shares at a redemption amount of $3.82 per NRP Share. The number of NRP Shares redeemed represented approximately 10% of the outstanding NRP Shares. The Company has announced that it plans to redeem on September 30, 1998 5,460,000 of the NRP Shares at a redemption amount of $3.82 per NRP Share. The number of NRP Shares to be redeemed on such date represents approximately 25% of the outstanding NRP Shares.

NON-RESORT PROPERTIES

     Set out below is a brief description of each of the Company's remaining non-resort properties.

     AIRCARE, GREATER VANCOUVER, BRITISH COLUMBIA. In 1991 the Company entered into a partnership in connection with the construction of the British Columbia Government AirCare centres. A total of 12 vehicle emission testing stations were constructed throughout 10 Vancouver Lower Mainland municipalities in 1992 and 1993. The Company holds a 50% interest in the partnership which owns the testing stations and leases them to the operator for an initial term which expires in 1999.

     WHITEMUD CROSSING, EDMONTON, ALBERTA. This non-enclosed 95,000-square foot shopping centre, located at a major intersection in south Edmonton, was constructed by the Company in 1987. Approximately 96% of the centre is leased with approximately one-third occupied by Cineplex Odeon.

     GATEWAY, SURREY, BRITISH COLUMBIA. This property comprises 4.5 acres of vacant land adjacent to the SkyTrain rapid transit line. A SkyTrain station is located on the site. The land, which is zoned for commercial purposes, can accommodate approximately 975,000 square feet of office development. A building permit for Riverpark Place, a planned 88,000-square foot office building, has been approved and pre-leasing is under way. The Company has a 50% interest in the property.

     COACH HILL, CALGARY, ALBERTA. This 7.5-acre site is located in the Coach Hill area of southwest Calgary. Construction of the first phase of townhomes commenced in May 1997. At full build-out, the site is expected to contain 134 townhomes and an amenity building.

NON-RESORT RECEIVABLES

     Effective April 1, 1994, Intrawest sold to two partnerships (the "Partnerships") substantially all of the direct and indirect interests of the Company in its non-resort residential and industrial development properties in British Columbia and Washington State. Part of the consideration received by the Company for the bulk sale of non-resort properties to the Partnerships was a note receivable for $31.7 million. The Company has also provided the Partnerships with various credit facilities, including a $7.0 million revolving line of credit and a non-revolving loan for $1.8 million to fund costs in connection with a specific property. These loans earn interest at prime plus 2% per annum. To June 30, 1998, the partnerships had repaid $15.7 million of principal payments on the note receivable and the repayment of the balance, with interest at 10% per annum, is expected to be as follows:

                                                              (IN THOUSANDS
                                                               OF DOLLARS)
                                                              -------------
September 30, 1998..........................................     $ 3,500
March 31, 1999..............................................       3,500
September 30, 1999..........................................       3,500
March 31, 2000..............................................       5,540
                                                                 -------
                                                                 $16,040
                                                                 =======

     In addition to the amounts receivable described above, there were $4.9 million of other non-resort receivables as at June 30, 1998, comprising vendor take-backs on the sale of properties and miscellaneous mortgages, loans and notes. The Company expects to collect the majority of these receivables by 1999. For the year ended June 30, 1998, interest income from non-resort receivables totalled $3.0 million.

OTHER NON-RESORT ASSETS

     At June 30, 1998, there were $4.9 million of other Non-Resort Assets.

                                   EMPLOYEES

     The Company has approximately 3,700 year-round employees and 8,600 additional peak-season employees. Approximately 100 of Tremblant's year-round employees and all of its additional peak-season employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on October 31, 2000. Approximately 60 of Mont Ste. Marie's additional peak-season employees are members of the union Confederation des Syndicats Nationaux. The contract with the unionized employees expired on December 6, 1997. The union is currently operating under the terms of the expired contract and the Company expects to negotiate a new contract during the fall of 1998. None of the employees in Intrawest's other resorts are members of a union. The Company believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

FIVE YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                          As at Fiscal Period End(1)
                                          ----------------------------------------------------------
                                            1998          1997         1996        1995        1994
                                          --------      --------      ------      ------      ------
BALANCE SHEET
  Total assets..........................  $1,466.6      $1,098.0      $753.7      $658.6      $629.0
  Bank and other indebtedness...........     612.8         489.8       379.8       315.6       300.6
  Shareholders' equity..................     653.5         498.1       290.3       276.4       265.5

                                                              Fiscal Year Ended(1)
                                             ------------------------------------------------------
                                              1998        1997        1996        1995        1994
                                             ------      ------      ------      ------      ------
REVENUE AND EARNINGS
  Total revenue............................  $601.7      $389.0      $283.3      $152.9      $110.6
  Cash flow................................    96.3        57.5        35.8        22.9        15.7
  Income from continuing operations........    43.0        28.3        19.7         9.8         4.6
  Results of discontinued operations.......    (2.0)       (1.2)       (2.1)        1.9        10.5
  Net income...............................    41.0        27.1        17.6        11.7        15.1
PER COMMON SHARE
  Cash flow................................  $ 2.60      $ 1.87      $ 1.34      $ 0.80      $ 0.62
  Income from continuing operations........    1.25        1.02        0.85        0.43        0.21
  Net income...............................    1.25        1.05        0.76        0.51        0.70
  Dividends................................    0.16        0.16        0.16        0.16        0.16

- ------------

(1) June 30 for 1998, 1997, 1996 and 1995 and September 30 for 1994. The Company changed its year end from September 30 to June 30, effective in 1995.

QUARTERLY SUMMARY
(in millions of dollars except per share amounts)

                                                1998                                   1997
                                ------------------------------------    ----------------------------------
                                              QUARTERS                               QUARTERS
                                ------------------------------------    ----------------------------------
                                 1ST       2ND       3RD       4TH       1ST      2ND       3RD      4TH
                                ------   -------   -------   -------    ------   ------   -------   ------
Total revenue.................  $46.0    $167.9    $278.9    $108.9     $39.4    $72.7    $209.2    $   67.7
Cash flow.....................   (2.0)     13.5      66.0      18.8       0.3      3.1      51.2         2.9
Income from continuing
  operations..................   (3.9)      4.2      42.6       0.1      (1.9)    (1.2)     30.7         0.8
Results of discontinued
  operations..................   (0.4)     (0.4)      0.4      (1.6)      0.7      0.1      (1.5)       (0.5)
Net income....................   (4.3)      3.7      43.1      (1.5)     (1.2)    (1.1)     29.2         0.2
Per common share
  Cash flow...................   (0.02)     0.29      1.78      0.55      0.01     0.12      1.54        0.08
  Income from continuing
     operations...............   (0.11)     0.12      1.24      0.0      (0.08)   (0.05)     1.19        0.03
  Net income..................   (0.11)     0.12      1.24      0.0      (0.05)   (0.05)     1.14        0.01

SEGMENTED INFORMATION
(in thousands of dollars)

YEARS ENDED JUNE 30

                                                                   1998            1997
                                                                ----------      ----------
INDUSTRY SEGMENTS
Revenue
  Ski and resort operations.................................    $  370,307      $  265,492
  Real estate operations....................................       231,434         123,483
                                                                ----------      ----------
  Consolidated..............................................    $  601,741      $  388,975
                                                                ==========      ==========
Operating profit after deducting depreciation and
  amortization
  Ski and resort operations.................................    $   52,116      $   46,437
  Real estate operations....................................        41,780          22,682
                                                                ----------      ----------
                                                                    93,896          69,119
  Less: unallocated corporate expenses
          Interest..........................................       (22,881)        (20,914)
          General and administrative........................       (10,360)         (8,916)
                                                                ----------      ----------
  Consolidated..............................................    $   60,655      $   39,289
                                                                ==========      ==========
Identifiable assets
  Ski and resort operations.................................    $  805,197      $  576,991
  Real estate operations....................................       562,855         400,449
  Discontinued operations...................................        98,521         120,511
                                                                ----------      ----------
  Consolidated..............................................    $1,466,573      $1,097,951
                                                                ==========      ==========
Capital acquisitions
  Ski and resort operations.................................    $  127,487      $   51,693
                                                                ==========      ==========
Depreciation and amortization
  Ski and resort operations.................................    $   33,960      $   23,204
  Real estate operations....................................         2,162           1,740
  Unallocated corporate.....................................         1,921           1,022
                                                                ----------      ----------
  Consolidated..............................................    $   38,043      $   25,966
                                                                ==========      ==========
GEOGRAPHIC SEGMENTS
Revenue
  Canada....................................................    $  321,518      $  255,016
  United States.............................................       280,223         133,959
                                                                ----------      ----------
  Consolidated..............................................    $  601,741      $  388,975
                                                                ==========      ==========
Operating profit after deducting depreciation and
  amortization
  Canada....................................................    $   37,927      $   33,143
  United States.............................................        22,728           6,146
                                                                ----------      ----------
  Consolidated..............................................    $   60,655      $   39,289
                                                                ==========      ==========
Identifiable assets
  Canada....................................................    $  621,903      $  593,134
  United States.............................................       746,149         384,306
  Discontinued operations...................................        98,521         120,511
                                                                ----------      ----------
  Consolidated..............................................    $1,466,573      $1,097,951
                                                                ==========      ==========

DIVIDEND POLICY

     Since 1991 the Company has paid regular, semi-annual dividends of $0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Company's board of directors and will be subject to the Company's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Company's board of directors.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and related notes included in this Annual Information Form commencing on page F-1.

OPERATING HIGHLIGHTS

     1998 saw considerable growth in Intrawest's revenue and earnings as the Company has started to benefit from extending its resort operations/resort development formula to its more recent acquisitions. The Company produced and sold almost double the number of real estate units in 1998 compared with 1997, as more resorts contributed to the sales mix. The increased accommodation base provided by these new units, combined with new attractions and amenities, drew larger numbers of visitors, particularly higher-spending destination visitors, to the resorts in 1998. At the same time the Company continued to broaden its revenue-generating attractions thereby increasing revenue per visit.

     These developments produced the following financial results:

- - A 55% increase in total revenue from $389 million to $601.7 million, with ski and resort revenue increasing 40% and real estate sales revenue increasing
   92%.

- - A 52% increase in income from continuing operations to $43 million and a 23% increase in income per share from continuing operations to $1.25. The public offering and shares issued in partial consideration for the acquisitions of Whistler and Copper during the second half of 1997 increased the weighted average number of shares outstanding during 1998 by 24%.

- - A 23% increase in operating profit from ski and resort operations and a 92% increase in operating profit from real estate sales.

- - A 46% increase in total company EBITDA from $88.6 million to $129.6 million. Total company EBITDA is computed as income before interest (including previously capitalized interest in real estate cost of sales), taxes, depreciation and amortization. It is not a term that has an established meaning under generally accepted accounting principles, however management believes it is an important measure of operating performance and it is generally used by investors to evaluate companies in the resort industry.

REVIEW OF SKI AND RESORT OPERATIONS

     During 1998 the Company increased its ownership of Mammoth from 33% to 58% and as a result Mammoth's operations have been proportionately consolidated from the beginning of the year. By contrast, in 1997 Mammoth was accounted for as an equity investment and the Company's share of Mammoth's net income was disclosed as income from equity accounted investment in the consolidated statement of operations. The Company acquired Mountain Creek in February 1998 and the redevelopment and repositioning of the resort is currently under way. All net costs incurred at the resort have therefore been capitalized.

     Revenue from ski and resort operations was $367.4 million in 1998, an increase of $104.2 from 1997. The proportionate consolidation of Mammoth added $49.7 million to ski and resort operations revenue and a full 12 months of operations for the resorts acquired midway through fiscal 1997 (Whistler, Copper and Mont Ste. Marie) increased revenue a further $12.8 million. Same-resort revenue growth amounted to $41.7 million, representing a 16% increase over 1997. Since 1993 same-resort revenue has grown at an average annual compound rate of 20.7%. The 16% increase in same-resort revenue from 1997 to 1998 was derived from a 4% increase in skier visits, an 8% increase in revenue per skier visit and a 4% increase in non-winter revenue. Skier visits were higher at all resorts in 1998, except for Copper where they declined 4% due mainly to a reduction in some heavily discounted ticket programs. Whistler/Blackcomb and Snowshoe experienced record skier visits in 1998, with increases from 1997 of 6% and 24% respectively. The significant improvement at Snowshoe was partly a return to average historical visits after a below-average year in 1997 and partly a response to the extensive capital additions made in the summer of 1997.

     The 8% increase in same-resort revenue per skier visit in 1998, ranging from 2% at Snowshoe to 20% at Tremblant, was due to improvements at every resort. Revenue per skier visit is a function of ticket prices, ticket yields and revenue from non-ticket sources such as ski school, food services, and retail and rental shops. Ticket yields reflect the mix of ticket types (e.g. adult, child, season pass and group) and the amount of discounting of full-price tickets. The Company actively manages its ticket yields in order to optimize the volume, timing, pricing and mix of visits thereby maximizing its ticket revenues. The Company also seeks to capture a high proportion of visitor spending by expanding and enhancing its range of non-ticket services and activities.

     Although skier visits at Tremblant were essentially the same in 1998 as in 1997 (mainly as a consequence of the loss of visits because of the ice storms), there was a 5% shift from local to destination visits that resulted in increased spending per visit, particularly from retail shops and lodging. Whistler/Blackcomb also experienced an increase in destination visits which raised revenue per visit by 4%, with ski school and retail shops showing the greatest improvement. Revenue per visit at Copper, which prior to Intrawest's acquisition was significantly below other Intrawest resorts, increased 11% from 1997 mainly due to a 13% increase in average ticket yields. At Stratton revenue per visit increased 8% principally due to higher ticket yields and additional retail and rental business. The 2% increase in revenue per visit at Snowshoe reflects the fact that skier visits increased 24% as the Company's focus in 1998 was to attract new visitors to the resort.

     Same-resort non-winter ski and resort operations revenue was $34.8 million in 1998 compared with $25.6 million in 1997. Over the past few years, the Company has set out to expand its revenue base through four seasons and non-winter revenue increased to 11% of annual ski and resort revenue in 1998 from 9% in 1997. The largest increase was at Tremblant, which experienced record visitors during the summer and fall period, driving significantly higher golf, lodging and retail business.

     The following table shows the composition of ski and resort operations revenue for 1998 and 1997.

                                                                  1998                        1997
                                                        ------------------------    ------------------------
                                                         REVENUE      PROPORTION     REVENUE      PROPORTION
                                                        ----------    ----------    ----------    ----------
                                                        (MILLIONS)       (%)        (MILLIONS)       (%)
Lifts.................................................    $172.8         47.0         $129.8         49.3
Retail shops..........................................      54.4         14.8           39.5         15.0
Food and beverage.....................................      53.3         14.5           38.5         14.6
Lodging and property management.......................      34.6          9.4           22.2          8.4
Ski school............................................      25.9          7.0           18.1          6.9
Golf..................................................       7.9          2.2            7.2          2.7
Other.................................................      18.5          5.1            7.9          3.1
                                                          ------        -----         ------        -----
                                                          $367.4        100.0         $263.2        100.0
                                                          ======        =====         ======        =====

     The decline in the relative proportion of lift revenue in 1998 was mainly due to the inclusion of summer and shoulder season revenues at Whistler and Copper for the first year. Golf revenue in 1998 increased by 10% over 1997. The relative significance of golf will increase in future years as a result of the opening of new courses under construction at Panorama and Mammoth, and acquisitions subsequent to year end (see Recent Developments).

     Operating profit from ski and resort operations increased 23% to $83.2 million in 1998 from $67.4 million in 1997. Operating profit as reported in 1997 was higher than normal because seasonal losses during the July to December period occurred prior to the acquisition dates of Whistler and Copper. On a pro-forma, same-resort basis (i.e. excluding Mammoth and normalizing the 1997 results for Whistler and Copper for 12 months) operating profit increased by $10.7 million or 19%. Pro-forma operating profit was higher at all resorts in 1998 except for Copper, Panorama and Mont Ste. Marie which experienced small declines. Pro-forma operating profit increased 16% at Whistler/Blackcomb as a result of revenue enhancements, synergies from the merged operation and the realization of certain economies of scale. Operating profit increased significantly at Tremblant, Snowshoe and Stratton primarily as a result of the improvements in revenue noted above set against a relatively fixed cost structure.

     The Company's ski and resort operations margin, as reported, was 22.6% in 1998 compared with 25.6% in 1997. As mentioned above, operating profit in 1997, and therefore the margin, was higher because of the timing of the acquisitions of Whistler and Copper. On a pro-forma, same-resort basis the margin improved to 21.1% in 1998 from 20.5% in 1997. The pro-forma margin was modestly lower in lodging and higher in all other operating departments with ski school and retail shops showing the most significant increases. The improvements in ski school were mainly due to higher destination visits at Whistler/Blackcomb and Tremblant, the introduction of new programs (e.g. semi-private lessons), and organizational changes in the ski school management structure. Increased higher-margin rental business combined with economies of scale in retail purchasing increased the margin on retail.

REVIEW OF RESORT REAL ESTATE OPERATIONS

     Revenue from the sale of resort real estate increased 92% to $226.4 million from $118.2 million in 1997. The increase was due to increases in sales prices and to the production and delivery of significantly more units in 1998, as some of the recently acquired resorts began to generate sales. The average sales price of townhomes increased 12% in 1998 compared with 1997 and the average sales price of condo-hotel units increased 16%.

     In total, excluding the Resort Club, Intrawest closed 763 sales transactions in 1998 compared with 465 transactions in 1997. The majority of the sales at Whistler/Blackcomb were generated by two condo-hotel projects, One Whistler Village and Lost Lake Lodge, and two townhome projects, Mountain Star and the Ridge at Taluswood. At Tremblant the Company sold out the Algonquin, the balance of units in Kandahar, and a number of smaller townhome projects. Approximately two-thirds of the sales closings at Keystone were provided by Silver Mill, the fourth building in River Run Village, and the Company also sold out the second phase of the Ski Tip and Trappers Crossing projects. The first sales were recorded at Stratton in 1998 from the Snow Bridge townhomes, and at Copper most of the sales related to lots and land leases.

     The Company's pre-sale strategy not only mitigates risk, but also increases the predictability of earnings. As of August 31, 1998, the Company had pre-sold 672 units for approximately $173 million which it expects to close in fiscal 1999 and a further $109 million of pre-sales due to close in fiscal 2000. A significant portion of these pre-sales relates to new village developments at Copper, Mammoth, Snowshoe and Stratton. In all cases initial selling prices were considerably higher than the prevailing market.

     The Resort Club contributed $21.9 million in sales revenue in 1998, marginally higher than 1997. In 1997 the Company operated two off-site sales offices in Vancouver and Ottawa as well as its club locations at Blackcomb and Tremblant, but these off-site locations were closed in the spring of 1997 because the revenue they generated did not support the costs to maintain them. Excluding the off-site locations, Resort Club sales at Blackcomb and Tremblant increased 9% in 1998 compared with 1997. This was due to a 4% increase in the number of points sold and a 5% increase in revenue per point. Add-on point sales (i.e. additional points purchased by existing club members) and member referral point sales accounted for most of the increase in resort club revenue, and attest to the high degree of member satisfaction with the Club. In addition, these programs produce higher margin sales since they incur minimal marketing expenses.

     Operating profit on resort real estate sales increased 92% (the same percentage as the increase in real estate revenues) from $22.3 million in 1997 to $42.8 million in 1998. Increasingly the Company has transferred successful "project templates" to new developments and this practice has helped to control costs by reducing design and engineering fees and reducing construction uncertainties. The Company has also continued to enhance its project reporting systems so that potential cost overruns are detected at an early stage and remedial action taken. The margin on real estate sales in 1998 was 18.9%, exactly the same as in 1997, and well above industry averages for home builders.

     The majority of the condo-hotel projects which the Company develops contain ground-level retail space, which is either leased to third party operators or used by the Company for its own sports shops. Rental revenue derived from third party operators increased from $3.1 million in 1997 to $4.4 million in 1998 chiefly as a result of new condo-hotel properties at Tremblant and Keystone.

REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

     Interest and other income increased to $3.6 million in 1998 from $3.2 million in 1997. Interest income on cash balances and receivables increased by $1.2 million to $3.3 million, mainly due to the investment of net proceeds from the debenture and equity offerings in 1998. Other income, which mainly comprises fee income and miscellaneous gains and losses, was $0.3 million in 1998 compared with $1.1 million in 1997.

  INTEREST COSTS

     The Company incurred total interest costs of $42 million in 1998 compared with $35.5 million in 1997. The proportionate consolidation of Mammoth increased interest by $1.1 million and a full year's interest at Whistler and Copper compared with seven months in 1997 added a further $2.1 million. The Company's $125 million debenture offering, which closed in November 1997, increased interest by $3.1 million, net of reduced interest on debt repaid from a portion of the debenture proceeds. The balance of the change in interest costs was due to interest on new debt to fund capital improvements and real estate development activity at the resorts, partially offset by reduced interest on non-resort debt.

     Incurred interest is either capitalized to properties and resort assets under development or charged to income. During 1998 $31 million of interest incurred during the year was charged to income -- $22.9 million as interest expense, $4.8 million as a component of real estate costs, and $3.3 million in discontinued operations. By comparison, in 1997 $26.4 million of interest incurred was charged to income. In addition, real estate costs include interest incurred and capitalized to properties in prior years of $6.8 million in 1998 and $3.4 million in 1997.

     Under its debenture covenants, Intrawest is required to maintain an EBITDA to interest coverage of at least 1.5 times. EBITDA is measured as earnings before interest (including previously capitalized interest in real estate cost of sales), taxes, depreciation and amortization. The results of the discontinued operations are included in the coverage calculation. For 1998 EBITDA to interest coverage was 3.7 times compared with 3.1 times in 1997.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased from $26 million in 1997 to $38 million in 1998. The proportionate consolidation of Mammoth added $2.8 million to depreciation in 1998 and 12 months of depreciation at Whistler and Copper versus seven months in 1997 added a further $3.7 million. The balance of the increase was attributable primarily to depreciation on new capital expenditures at the resorts and amortization of deferred charges.

  GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative costs incurred by the resorts are included in ski and resort operation expenses. Similarly, general and administrative costs related to the development of real estate are initially capitalized to properties, and then expensed to real estate costs when the properties are sold. Corporate general and administrative costs increased from $8.9 million in 1997 to $10.4 million in 1998. The increase was due mainly to higher insurance, corporate capital tax and incentive-based compensation. As a percentage of revenues, corporate general and administrative costs declined from 2.3% in 1997 to 1.7% in 1998. The Company continually reviews its overhead costs and has instituted procedures to reduce or eliminate costs where appropriate.

  INCOME TAXES

     The Company provided for income taxes of $13.4 million in 1998 compared with $7.1 million in 1997. This equates to an effective tax rate of 22% in 1998, up from 18% in 1997. The increase in the effective tax rate was primarily due to higher taxable income in the United States from Mammoth and from the increase in US real estate sales. Additional information on income taxes is provided in Note 11 to the consolidated financial statements.

DISCONTINUED OPERATIONS

     The consolidated financial statements disclose the results of the Company's non-resort business as discontinued operations. The discontinued operations incurred a loss of $2 million in 1998 compared with a loss of $1.2 million in 1997. During 1998 the Company sold $46.8 million of non-resort properties including its interests in Park Highland, The Newmark, Arbor Place and Belltown Court in metropolitan Seattle, and Signal Hill and the majority of the first phase of Coach Hill in Calgary. In addition, the Company recovered its investment in Station Tower as a result of the sale of that property.

     The net income or loss and the net cash flow generated by the non-resort assets accrue to the holders of the non-resort preferred shares and do not impact earnings or cash flow available to the common shareholders.

REVIEW OF ASSETS

     Total assets grew by 34% to $1,466.6 million during 1998, with an increase in resort assets of $414.4 million being partially offset by a decline in discontinued non-resort assets of $45.8 million. The discontinued non-resort assets now constitute 7% of the Company's total assets compared with 11% at the end of fiscal 1997.

     The increase in resort assets during 1998 was substantially due to the acquisitions of Mountain Creek and the Company's increased investment in Mammoth, the extensive capital improvements made at the resorts during the year and the ramp-up in the production of real estate projects at new resorts.

CAPITAL STRUCTURE AND LIQUIDITY

     Intrawest's debt to equity ratio was 0.94 : 1 at June 30, 1998 compared with 0.98 : 1 at June 30, 1997. The reduction resulted from a 31% increase in shareholders' equity, partially offset by a 25% increase in debt. The decline in the value of the Canadian dollar against the US dollar during 1998 increased the foreign currency translation adjustment, and therefore shareholders' equity, by $19.5 million. This amount represents the Canadian dollar increase in the net book value of the Company's US investments. Since year end the Company has issued additional debt, primarily in connection with acquisitions, and its debt to equity ratio has increased (see Recent Developments).

     On June 24, 1998, the Company raised $103.4 million net in a public offering of 3.85 million common shares in the United States and Canada. The proceeds were used to retire a portion of existing debt and for general corporate purposes. This offering, combined with proceeds from the exercise of stock options in the normal course and net of the $9 million redemption of NRP shares, increased capital stock by 26% from $382.3 million at the end of fiscal 1997 to $483 million at June 30, 1998. Subsequent to fiscal year end, the Company issued an additional 1.125 million shares for net proceeds of $32.5 million in connection with acquisitions (see Recent Developments).

     At June 30, 1998, total debt amounted to $612.8 million, an increase of $123.0 million from June 30, 1997. On December 2, 1997, the Company issued $125 million of 6.85% senior unsecured debentures due 2002. The proceeds were principally used to fund the acquisitions of Mountain Creek and the Company's additional interest in Mammoth, and to repay a portion of the term debt at Whistler/Blackcomb. Subsequent to June 30, 1998, the Company issued a further US $125 million of senior unsecured notes (see Recent Developments). A portion of the proceeds were used to repay term debt related to Stratton and Snowshoe. The Company expects to continue to raise long-term, fixed-rate financing of this type at the corporate level and to reduce its secured ski and resort operations term debt at the subsidiary level.

     At June 30, 1998, 45% of total debt bore interest at floating rates, down significantly from 57% at June 30, 1997. Intrawest has developed a hedging policy to manage its interest rate risk. Interim financing for real estate construction is normally arranged on a floating rate basis. Since the Company is engaged primarily in the development of projects with a short construction and sell-out timetable, exposure to higher interest rates on construction financing is not significant. Debt on defined income-stream properties (for example, commercial rental properties) is normally arranged on a longer-term, fixed-rate basis with the objective of matching the financing with the duration characteristics of the property. It is also the Company's policy to fix the interest on approximately 50% of its general corporate and ski and resort operations debt, although a lower proportion may be hedged temporarily in anticipation of a refinancing. At year end, 44% of such debt bore interest at floating rates. A 1% change in the rate of interest on this debt would impact annual earnings by approximately $1.9 million before income taxes.

     The Company requires liquidity for debt service, capital expenditures and acquisitions. Funds for these purposes are provided by a combination of cash flow from operations, short- and long-term borrowings and, for larger acquisitions, equity capital. In addition, the Company's resorts generally have negative cash flows from May to November and revolving lines of credit are needed to finance working capital requirements during this period. Cash flow from operations was $96.3 million in 1998, 67% higher than in 1997. The reasons for this increase are described in the review of operations above.

     The Company estimates that it will make capital expenditures totalling approximately $170 million in fiscal 1999, comprising approximately $24 million of capital maintenance and $146 million of capital expansion. The majority of the capital expansion is taking place at the Company's newer acquisitions -- Whistler, Copper and Mountain Creek. Historically, the Company's business strategy has been to make significant on-mountain enhancements at its resorts soon after they are acquired in order to attract increased destination visitors and to broaden the revenue base. Cash on hand and the proceeds of recent financings will finance the majority of the fiscal 1999 capital expenditures.

     Over the past two years the Company has significantly increased its production of real estate units and this trend will continue as projects are developed at recently acquired resorts. Currently the Company has approximately 1,200 units under construction at nine different resorts. To fund the majority of this development activity, the Company has arranged three revolving construction lines of credit with major Canadian and US banks. This financing is significantly more efficient and less expensive than traditional individual project loans and provides the Company with added flexibility.

     The Company successfully retired or refinanced $90.7 million of debt which matured in 1997. During 1999 $97.9 million of debt is scheduled to be repaid -- $51.9 million of general corporate and ski and resort operations debt, and $46 million of debt on properties. A portion of the general corporate and ski and resort operations debt is expected to be refinanced and the balance of the debt repayments will be funded from cash on hand and future cash flow from operations. The Company expects to repay most of the debt on properties from property sales after completion of construction.

     Intrawest's target is to retain approximately $40 million of cash balances and unused lines of credit at all times. At June 30, 1998, the Company held cash and unused lines of $134.7 million, which was higher than normal because it included the residual proceeds of the equity offering. A portion of these funds was used for acquisitions (see Recent Developments) and capital improvements at the resorts.

     During 1998 the Company sold its four non-resort properties in Seattle and repaid $28.3 million of discontinued operations debt, leaving $15.4 million of remaining discontinued operations debt at June 30, 1998. The majority of this debt is secured by two revenue-producing properties, which generate sufficient rental income to satisfy debt servicing requirements. Intrawest plans to sell its remaining non-resort properties and to collect its non-resort receivables and other assets in an orderly manner over the next two to three years. The net cash flow generated by these assets must be distributed to the holders of the non-resort preferred shares to redeem their shares. The first redemption, covering the net cash flow up to June 30, 1997, amounted to $9 million, and was made on September 30, 1997. The net cash flow for the year ended June 30, 1998 will be used to redeem $20.9 million of the non-resort preferred shares on September 30, 1998.

RISK AND RISK MANAGEMENT

     Intrawest's resort operations and resort real estate businesses are managed to deal with risks that are common to most companies, i.e. the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavourable weather patterns and construction overruns.

  ECONOMIC DOWNTURN

     A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate. Although skiing is a discretionary recreational activity that one might expect to be impacted by a significant economic slowdown, Intrawest's operating results have historically not shown this to be the case. During 11 years of ownership of Blackcomb, cash flow increased every year despite widely varying economic conditions. Blackcomb, as well as Intrawest's other resorts, attracts customers who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by an economic recession. In addition, Intrawest's resorts draw their visitors from a wide variety of locations and this diversity shelters these resorts somewhat from regional economic conditions.

     Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. Intrawest has reduced its land risk at certain of its resorts by acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. The extensive land holdings at Tremblant, Stratton, Snowshoe, Mountain Creek and Panorama were all low cost acquisitions with the resort. At Blackcomb and Squaw Valley, the Company secured its land holdings through options rather than outright purchases. Options are exercised for specific project sites only when permits are in place and construction is set to start. Similarly at Whistler the land acquisition financing is repaid when building permits are issued, subject to minimum annual repayments. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold and construction financing is repaid.

     Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Intrawest has mitigated this risk by pre-selling a significant portion of its units prior to commencement of, and during, construction. At June 30, 1998, the Company had only 99 unsold units in its resort real estate inventory and 75% of the approximately 1,200 resort units currently under construction were pre-sold. Generally the Company has sufficient pre-sales in place to cover its construction and other real estate debt by 1.5 to 2 times. In the event of a severe economic downturn in the real estate business, the Company could complete construction of its pre-sold units, transfer title to purchasers, and repay all of its real estate financing.

  COMPETITION

     The mountain resort industry has significant barriers to entry that prevent new resorts from being created. In fact, no new major resort has been created since 1981. Competition therefore is essentially confined to existing resorts. Intrawest's resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively flat over the past 10 years which has increased competition between resort owners. The Company's strategy is to acquire resorts that have natural competitive advantages, for example in terms of location, vertical drop and quality of terrain. The Company also enhances its competitive position by investing in capital improvements such as snowmaking, high-speed lifts and on-mountain restaurants, and by ensuring high quality of service. The Company has invested approximately $230 million in resort capital improvements over the last 18 months.

     Intrawest also faces competition from other leisure industry companies such as cruise ship lines and amusement parks. The Company's strategy is to build and establish a network of resorts and promote brand recognition to strengthen its competitive position vis-a-vis such competitors. The diversity of Intrawest's resorts in terms of vacation experience, which provides guests with a variety of vacation choices within the Intrawest network, also enhances the Company's competitive position.

     The Company owns substantially all of the supply of developable land at the base of its resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management also gives the Company a distinct competitive advantage. In the resort club business, the Company has established a competitive position through its ownership of the mountain facilities, and by offering a high standard of accommodation and a flexible point-based system.

  CURRENCY FLUCTUATIONS

     Over the past several years the Company's Canadian resort operations have benefited from the lower Canadian dollar relative to the US dollar, the Japanese yen and European currencies. The price of a lift ticket at Intrawest's Canadian resorts has been 70% or less of the price at comparable US resorts. Along with accommodation and food and beverage costs, this has made vacationing in Canada more affordable for destination visitors. A significant shift in the value of the Canadian dollar, particularly against its US counterpart, could impact the Company's earnings from its Canadian assets.

     Intrawest finances its US dollar assets with US dollar debt and hence is not exposed to foreign exchange risk with respect to its debt servicing. In addition, cash flow generated by US operations is generally retained in the United States and invested in expansion of US assets. Similarly cash flow generated at the Canadian resorts is generally reinvested in Canada. Cross border cash transactions and currency exchanges are kept to a minimum.

     Since Intrawest has income from both Canadian and US sources, the Company is exposed to foreign currency exchange risk in its reported earnings. Revenues and expenses of the Company's US operations will be impacted by changes in exchange rates when such operations are reported in Canadian dollars. The impact of Canadian/US dollar exchange rate changes on the balance sheet are reflected in the foreign currency translation amount included in shareholders' equity and does not affect reported earnings.

  UNFAVOURABLE WEATHER CONDITIONS

     The Company's ability to attract visitors to its resorts is influenced by weather conditions and the amount of snowfall during the ski season. Intrawest manages its exposure to unfavourable weather in three ways: by being geographically diversified, by seeking to build its visits as evenly as possible through the seasons, and by investing in snowmaking.

     Geographically diversified companies like Intrawest can reduce the risk associated with a particular region's economic and weather patterns. During the past three ski seasons, favourable and unfavourable weather conditions at different times across North America offset one another, allowing the Company to come within 1% of its budgeted skier visits on a same-resort basis. The more a resort can attract its visitors evenly through the season the less vulnerable it is to unfavourable weather at a particular time. Intrawest seeks to spread its visits by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans, and by attempting to increase traffic mid-week and at non-peak times. Investing in snowmaking can also mitigate the impact of poor natural snow conditions. Snowmaking is particularly important in eastern North America due to the more variable weather conditions. Intrawest has invested heavily in snowmaking over the past few years and currently has 99-100% snowmaking coverage at Snowshoe and Mountain Creek, and 75% at each of Tremblant and Stratton.

  CONSTRUCTION OVERRUNS

     Intrawest is not in the construction business but rather engages general contractors to construct its real estate projects. The Company's practice is to structure its construction contracts on a fixed-price basis so that cost overruns are at the contractor's risk. The Company does employ construction experts who oversee the general contractors and ensure that problems are properly and quickly resolved. The Company has also developed a comprehensive and sophisticated project reporting system which helps to prevent potential cost overruns from going undetected.

YEAR 2000 COMPLIANCE

     Intrawest has implemented a disciplined process designed to ensure that its computer systems are Year 2000 compliant. The process involves comprehensive system reviews at all of the Company's resorts and real estate locations, testing of hardware and software, and modification or replacement of non-compliant systems. To date the system reviews have been substantially completed and testing is under way. Although a final assessment has not been completed, the Company estimates that the cost of the system reviews, testing and modifications will be approximately $1.5 million. No assurances can be given that this estimate is accurate or that actual results will not differ. Furthermore, due to the interdependent nature of computer systems, the Company may be adversely impacted in the Year 2000 depending upon whether its suppliers and other unaffiliated entities address the issue successfully.

RECENT DEVELOPMENTS

     On July 13, 1998, the Company purchased Sandestin resort in Florida for a total purchase price of approximately US $140 million, including about US $50 million of real estate under construction, working capital and other adjustments. The assets acquired comprise golf and other resort operations amenities and developable real estate. The purchase price was satisfied by cash and US $12.5 million of debt. Sandestin is the Company's first warm-weather resort acquisition and since the majority of its revenues are earned in the April to September period, it is expected to mitigate the traditional seasonality of mountain resort operations.

     On July 16, 1998, the Company acquired a 15.7% equity interest in Compagnie des Alpes ("CDA"), a French public company which is the world's largest ski operator with over 10 million skier visits. On the same date the Company acquired a 49% interest in CDA's Italian subsidiary. The total purchase price of these two acquisitions was approximately $35.3 million, paid for in cash. The investment in CDA gives Intrawest a foothold in Europe at minimal risk and opens up significant joint marketing and business opportunities. As part of these transactions, CDA's majority shareholder acquired one million common shares of the Company from treasury at a price of $29 per share.

     On July 23, 1998, the Company acquired the assets of Raven, the owner and operator of two resort-quality golf courses in Arizona, for approximately US $30.8 million. The purchase price was satisfied by cash and US $5 million of debt. The acquisition of Raven provides the Company with a vehicle to enhance and expand its existing golf properties, to develop new golf properties, and to build golf destination resorts. As part of the transaction, the former owner of Raven acquired 125,000 common shares of the Company from treasury at a price of US $19.375 per share.

     On August 19, 1998, the Company issued US $125 million 9.75% senior unsecured notes due 2008. The proceeds were used to repay operating lines and to fund the Company's fiscal 1999 capital expenditure and real estate development programs. As a result of these recent developments, the Company's debt to equity ratio has increased to approximately 1.14 : 1 from 0.94 : 1 at year end.

OUTLOOK

  SKI AND RESORT OPERATIONS

     The recent acquisitions of Mountain Creek, Sandestin, Compagnie des Alpes and Raven further diversify the Company's revenue base and help to mitigate the traditional seasonality of the ski operations. The Company estimates that with these acquisitions its ski and resort operations revenue generated during the summer months will double to approximately 18% of annual ski and resort operations revenue.

     The extensive capital expenditures that the Company has made this summer are directed towards the following objectives: enhancing competitiveness by increasing the length of the season (e.g. snowmaking improvements), responding to capacity constraints resulting from growth (e.g. new lifts and restaurants), extending the length of the guests' stay (e.g. new trails, golf courses and attractions), and increasing the number of revenue-generating opportunities (e.g. new retail and rental outlets). These expenditures are expected to increase revenues in 1999 and to increase utilization of the resorts at all times of the season.

     In fiscal 1999 the Company expects to continue to gain synergies from the merger of Whistler and Blackcomb, and economies of scale from its network of resorts. In addition, the growth in real estate production across all of the Company's resorts will provide accommodation for destination skiers and therefore drive visits and revenue per visit higher. The recent decline in the value of the Canadian dollar against the US dollar is also expected to increase visits to the Company's Canadian resorts, particularly Whistler/Blackcomb and Tremblant.

  REAL ESTATE

     The Company expects real estate revenues and operating profits to increase significantly in 1999 due to higher production levels at Tremblant, Keystone, Stratton and Snowshoe, and sales of the first projects at Mammoth, Copper and Sandestin. At August 31, 1998, the Company already had pre-sales of approximately $173 million that it expects to close during fiscal 1999. The resort club improved its profitability in 1998 and the Company anticipates further increases in 1999 as a result of fine-tuning marketing programs and the opening of the third club location at Palm Desert, California slated for November 1998.

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange, The Toronto Stock Exchange (the "TSE") and The Montreal Exchange (the "ME"). The NRP Shares are listed and traded on the TSE and ME. The TSE is the principal market for the Common Shares and the NRP Shares.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION                                DIRECTOR SINCE
- ----------------------------------           --------------------                                --------------
R. Thomas M. Allan(1)......................  Executive Vice-President, Corporate Investments     1990
London, Ontario                              of London Life Insurance Company
Joe S. Houssian............................  President and Chief Executive Officer of the        1976
West Vancouver, British Columbia             Company
Daniel O. Jarvis...........................  Executive Vice President and Chief Financial        1989
Vancouver, British Columbia                  Officer of the Company
David A. King(1)(2)........................  President of David King Corporation                 1990
Islington, Ontario
Gordon H. MacDougall(2)(3).................  Partner, CC&L Financial Services Group              1990
West Vancouver, British Columbia
Paul M. Manheim(3).........................  Senior Vice President of HAL Real Estate            1992
Mercer Island, Washington                    Investments, Inc.
Paul A. Novelly(2).........................  Chairman, President and Chief Executive Officer     1997
St. Louis, Missouri                          of Apex Oil Company, Inc.
Bernard A. Roy(3)..........................  Senior partner, Ogilvy Renault                      1992
Verdun, Quebec
Khaled C. Sifri(1).........................  Vice President, Legal Affairs                       1990(4)
Dubai, United Arab Emirates                  Majid Al Futtaim Investments LLC

NAME AND MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION                                DIRECTOR SINCE
- ----------------------------------           --------------------                                --------------
Hugh R. Smythe.............................  President, Resort Operations Group                  1993
Whistler, British Columbia                   of the Company
Nicholas C.H. Villiers(2)..................  Vice President and Director of                      1990(4)
London, England                              RBC Dominion Securities Inc.
Charles E. Young(1)(3).....................  President of Marin Investments Limited              1997
Vancouver, British Columbia

- ------------
(1) Member of the Audit Committee.

(2) Member of the Corporate Governance Committee.

(3) Member of the Human Resources Committee.

(4) Prior to the reorganization which took place in connection with the Company's public offering of Common Shares in March 1990, both Messrs. Sifri and Villiers were directors of Intrawest N.V., a former holding company of the Company. Messrs. Sifri and Villiers were directors of Intrawest N.V. from 1986 to 1990.

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
- ----------------------------------               --------------------
David C. Blaiklock.............................  Corporate Controller
North Vancouver, British Columbia
Michael F. Coyle...............................  Senior Vice President, Marketing
West Vancouver, British Columbia
John E. Currie.................................  Senior Vice President, Financing and Taxation
North Vancouver, British Columbia
Michael W. Davis...............................  Vice President, Marketing, Resort Operations
Vancouver, British Columbia                      Group
James J. Gibbons...............................  President, Resort Club Group
West Vancouver, British Columbia
David S. Greenfield............................  Senior Vice President, Resort Development Group
Whistler, British Columbia
Joe S. Houssian................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis...............................  Executive Vice President and Chief Financial
Vancouver, British Columbia                      Officer
Ross J. Meacher................................  Corporate Secretary
North Vancouver, British Columbia
Diane R. Rabbani...............................  Vice President, People and Organizational
West Vancouver, British Columbia                 Development
Gary L. Raymond................................  President, Resort Development Group
Whistler, British Columbia
Hugh R. Smythe.................................  President, Resort Operations Group
Whistler, British Columbia

     As at June 30, 1998, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2.6% of the outstanding Common Shares of the Company (including Common Shares beneficially owned by a company, the shares of which are owned by companies of which a director and senior officer and his spouse are the shareholders and in respect of which such director and senior officer disclaims beneficial ownership and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Company has been associated in various capacities with Intrawest or the company or organization indicated opposite his or her name in the tables above or with affiliates thereof, except for Mr. Sifri who, prior to May 1997, was president of PolyMore Circuit Technologies, L.P. and Mr. Davis who, prior to September 1995, was president of M. Davis & Associates Consulting Ltd.

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any unaudited consolidated financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
        (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, Suite 800, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 1998 AND 1997

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTRAWEST CORPORATION

     We have audited the consolidated balance sheet of Intrawest Corporation as at June 30, 1998 and the consolidated statements of operations, retained earnings, cash flow from operations and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

     Significant differences between Canadian and United States accounting principles as they affect these consolidated financial statements are explained and quantified in note 20.

     The consolidated financial statements as at June 30, 1997 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 5, 1997.

Vancouver, Canada                                                  (signed) KPMG
September 10, 1998                                         Chartered Accountants

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                               (IN THOUSANDS OF DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
REVENUE
Ski and resort operations...................................   $367,395       $263,239
Real estate sales...........................................    226,380        118,190
Rental properties...........................................      4,354          3,143
Interest and other income...................................      3,612          3,213
Income from equity accounted investment (note 2(b)).........         --          1,190
                                                               --------       --------
                                                                601,741        388,975
                                                               --------       --------
EXPENSES
Ski and resort operations...................................    284,231        195,851
Real estate costs...........................................    183,567         95,858
Rental properties...........................................      2,004          2,181
Interest (note 14)..........................................     22,881         20,914
Depreciation and amortization...............................     38,043         25,966
General and administrative..................................     10,360          8,916
                                                               --------       --------
                                                                541,086        349,686
                                                               --------       --------
Income before income taxes, non-controlling interest and
  discontinued operations...................................     60,655         39,289
Provision for income taxes (note 11)........................     13,431          7,067
                                                               --------       --------
Income before non-controlling interest and discontinued
  operations................................................     47,224         32,222
Non-controlling interest....................................      4,236          3,927
                                                               --------       --------
Income from continuing operations...........................     42,988         28,295
Results of discontinued operations (note 3).................     (1,958)        (1,202)
                                                               --------       --------
Net income for the year.....................................   $ 41,030       $ 27,093
                                                               ========       ========
Income per common share
  Income from continuing operations.........................   $   1.25       $   1.02
  Net income *..............................................   $   1.25       $   1.05
                                                               ========       ========
Weighted average number of common shares outstanding (in
  thousands)................................................     34,486         27,809
                                                               ========       ========

- ---------------

* Net income per common share for the year ended June 30, 1997 includes income per common share from discontinued operations for the six months ended December 31, 1996, amounting to $0.03. From January 1, 1997, the results of discontinued operations accrue to the holders of the non-resort preferred shares (note 10(a)).

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                    AS AT JUNE 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
ASSETS
Current assets
  Cash and short-term deposits..............................  $  117,037     $   51,723
  Other assets (note 7(a))..................................      47,709         26,580
  Amounts receivable (note 6)...............................      55,664         53,573
  Properties (note 5)
     Resort.................................................     177,296        115,062
     Discontinued operations................................       8,195         12,606
                                                              ----------     ----------
                                                                 405,901        259,544
Ski and resort operations (note 4)..........................     613,349        406,643
Goodwill....................................................      79,160         79,275
Properties (note 5)
  Resort....................................................     258,543        207,478
  Discontinued operations...................................      31,794         63,556
Amounts receivable (note 6).................................      43,612         41,080
Other assets (note 7(b))....................................      34,214         40,375
                                                              ----------     ----------
                                                              $1,466,573     $1,097,951
                                                              ==========     ==========
LIABILITIES
Current liabilities
  Amounts payable...........................................  $  125,536     $   71,290
  Deferred revenue..........................................      17,577          4,191
  Bank and other indebtedness, current portion (note 8)
     Resort.................................................      96,047         88,565
     Discontinued operations................................       1,843          2,173
                                                              ----------     ----------
                                                                 241,003        166,219
Bank and other indebtedness (note 8)
  Resort....................................................     501,341        357,438
  Discontinued operations...................................      13,592         41,580
Due to joint venture partners (note 12).....................      22,250         14,963
Deferred revenue............................................      13,602          5,793
Deferred income taxes.......................................      11,100          2,583
Non-controlling interest in subsidiaries....................      10,151         11,307
                                                              ----------     ----------
                                                                 813,039        599,883
                                                              ----------     ----------
SHAREHOLDERS' EQUITY
Capital stock (note 10).....................................     483,030        382,270
Retained earnings...........................................     146,859        111,649
Foreign currency translation adjustment.....................      23,645          4,149
                                                              ----------     ----------
                                                                 653,534        498,068
                                                              ----------     ----------
                                                              $1,466,573     $1,097,951
                                                              ==========     ==========
Contingencies and commitments (note 13)
Subsequent events (notes 1 and 19)

Approved on behalf of the Board

           (signed) JOE S. HOUSSIAN                          (signed) DAVID A. KING
                        Director                                    Director

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
Retained earnings -- beginning of year......................   $111,649       $ 89,148
Net income for the year.....................................     41,030         27,093
Dividends...................................................     (5,820)        (4,592)
                                                               --------       --------
Retained earnings -- end of year............................   $146,859       $111,649
                                                               ========       ========

              CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 1998            1997
                                                              ----------      ----------
                                                               (IN THOUSANDS OF DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
Income before non-controlling interest and discontinued
  operations................................................   $47,224         $32,222
Items not affecting cash
  Depreciation and amortization.............................    38,043          25,966
  Deferred income taxes.....................................    11,018             487
  Income from equity accounted investment...................     --             (1,190)
                                                               -------         -------
Cash flow from continuing operations........................   $96,285         $57,485
                                                               =======         =======
Cash flow per common share..................................   $  2.60         $  1.87
                                                               =======         =======

                             INTRAWEST CORPORATION

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
CASH PROVIDED BY (USED FOR)
Operating activities
Cash flow from operations...................................   $  96,285      $  57,485
Recovery of costs through real estate sales.................     183,567         95,858
Increase in amounts receivable, net.........................      (7,436)       (13,567)
Acquisition and development of properties for sale..........    (261,886)      (143,980)
Other changes in non-cash operating working capital.........      40,285        (21,236)
Cash provided by discontinued operations....................      47,018         41,962
                                                               ---------      ---------
                                                                  97,833         16,522
                                                               ---------      ---------
FINANCING ACTIVITIES
Bank and other borrowings, net..............................      91,572         30,096
Issue of capital stock......................................     107,274        184,394
Redemption of non-resort preferred shares...................      (9,015)            --
Dividends paid..............................................      (5,820)        (4,592)
Distributions to non-controlling interests..................      (2,339)        (2,579)
Extinguishment of warrants, options and conversion
  privilege.................................................          --           (303)
                                                               ---------      ---------
                                                                 181,672        207,016
                                                               ---------      ---------
INVESTING ACTIVITIES
Proceeds from (expenditures on) revenue-producing
  properties, net...........................................     (13,853)         1,375
Expenditures on ski and resort operation assets.............    (127,487)       (51,693)
Acquisition of ski resort assets and investments............     (72,851)      (150,258)
                                                               ---------      ---------
                                                                (214,191)      (200,576)
                                                               ---------      ---------
Increase in cash and short-term deposits....................      65,314         22,962
Cash and short-term deposits -- beginning of year...........      51,723         28,761
                                                               ---------      ---------
Cash and short-term deposits -- end of year.................   $ 117,037      $  51,723
                                                               =========      =========

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 20.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include:

(a) the accounts of the Company and its subsidiaries;

(b) the accounts of all incorporated and unincorporated joint ventures and non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

The Company's principal subsidiaries, controlled partnerships and joint ventures are as follows:

                                                                PERCENTAGE
                                                              INTEREST HELD
                                                              BY THE COMPANY
                                                              --------------
Intrawest Resort Corporation................................      100.00
Blackcomb Skiing Enterprises Limited Partnership............       77.00
Whistler Mountain Resort Limited Partnership................      100.00
Mont Tremblant Resorts and Company, Limited Partnership.....      100.00
IW Resorts Limited Partnership..............................      100.00
Intrawest Resort Ownership Corporation......................      100.00
Intrawest U.S.A., Inc.......................................      100.00
Intrawest U.S. Holdings Inc.................................      100.00
Stratton Ski Corporation....................................      100.00
Snowshoe Resort, Inc........................................      100.00
Copper Mountain, Inc........................................      100.00
Great Gorge Resort, Inc. (note 2)...........................      100.00
Mammoth Mountain Ski Area (note 2)..........................       58.10
Keystone/Intrawest L.L.C....................................       50.00
Intrawest Luxembourg S.A....................................      100.00

In connection with a covenant not to compete with Blackcomb Skiing Enterprises Limited Partnership, the Company agreed to provide Nippon Cable Co., Ltd., its minority partner in Blackcomb, with an option to acquire a 23% interest in property and assets related to Whistler Mountain Resort Limited Partnership at a price based on the terms of the Whistler acquisition (note 2(d)). The transaction closed on September 10, 1998.

COMPARATIVE FIGURES

Certain comparative figures for 1997 have been reclassified to conform with the presentation for 1998.

SKI AND RESORT OPERATIONS

The assets of the ski and resort operations are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements, and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method as follows:

Buildings...................................................   3.3% -  5%
Ski lifts...................................................     5% -  8%
Golf........................................................    2% - 3.3%
Area improvements...........................................    2% - 3.3%
Automotive, furniture and other equipment...................   10% -  50%
Leased vehicles.............................................   20% -  25%

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products and mountain operating supplies.

PROPERTIES

(a) Properties under development and held for sale

    Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on general and specific debt and general and administrative expenses. Incidental revenue related specifically to such properties is treated as a reduction of costs.

    Costs associated with the development and investigation of the vacation ownership business, including research, consulting, legal and other costs associated with the registration of the product and program, are capitalized. These costs are amortized on a straight-line basis over ten years.

    Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Incidental revenue related specifically to a location is treated as a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years. The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

(b) Revenue-producing properties

    Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and the net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the term of the lease, plus one renewal period. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

(c) Classification

    Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

REVENUE RECOGNITION

(a) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy.

(b) Points revenue associated with membership in the vacation ownership business of the Intrawest Resort Club (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

(c) Revenue from revenue-producing properties is recognized upon the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and incidental revenue related to such properties is applied to reduce development costs.

ADMINISTRATIVE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Administrative furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of 20% and 30%.

Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the term of the lease, plus one renewal period.

DEFERRED FINANCING COSTS

Deferred financing costs consist of legal and other fees related to the financing of the Company's ski and resort operations. These costs are amortized over the term of the financing.

GOODWILL

Goodwill is amortized on the straight-line basis over a period of 40 years. In determining whether there is a permanent impairment in value, recoverability is based on estimated future cash flows.

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

DEFERRED REVENUE

Deferred revenue mainly comprises season pass revenue and government grants. Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

INCOME TAXES

Income taxes are provided at current rates for all items included in the statements of operations which will ultimately be included in the calculation of taxable income, regardless of the period when such items are reported for income tax purposes. The difference in the timing of recognition for accounting and income tax purposes is recorded as deferred income taxes. No adjustment is made to deferred income tax accounts for subsequent changes in income tax rates. The tax benefit of share issue costs has been recognized as a reduction of the related share issue costs.

FOREIGN CURRENCY TRANSLATION

The Company's operations in the United States are of a self-sustaining nature. Assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year.

Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

INTEREST ALLOCATED TO DISCONTINUED OPERATIONS

Interest allocated to discontinued operations is the total of interest on debt directly attributable to the discontinued operations and an allocation of interest on general corporate debt not directly attributable to continuing operations.

PER SHARE CALCULATIONS

Income and cash flow per common share have been calculated using the weighted average number of common shares outstanding during the year.

CASH FLOW FROM OPERATIONS

Cash flow from continuing operations is computed as income before non-controlling interest and discontinued operations adjusted for deferred income taxes, depreciation and amortization of capital items and other non-cash items. Cash flow from continuing operations is different from cash flow from operating activities since it excludes the cash provided by or used for non-cash operating working capital accounts such as real estate inventory, amounts receivable and amounts payable. Cash flow from continuing operations is reconciled to cash flow from operating activities in the consolidated statements of changes in financial position.

NOTE 2  ACQUISITIONS

(a) Effective February 18, 1998, the Company acquired property and assets related to Great Gorge Resort, Inc., owner of Mountain Creek, in New Jersey, U.S.A. The transaction was accounted for by the purchase method.

    Net assets acquired at fair market value for cash
      Ski and resort operations.................................  $33,946
      Properties under development..............................    6,417
      Net working capital.......................................     (297)
                                                                  -------
                                                                  $40,066
                                                                  =======

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

(b) During fiscal 1998, the Company increased its interest in Mammoth Mountain Ski Area ("Mammoth") in California, U.S.A. from 33% to 58.1% through the acquisition of additional shares and the repurchase by Mammoth of its own common shares from other shareholders. Despite a 58.1% ownership interest, the Company has only joint control over Mammoth due to the existence of special voting rights of certain of Mammoth's minority shareholders. Therefore, effective from July 1, 1997, the Company has proportionately consolidated the results of Mammoth's operations with the operations of the Company. Prior to this date, Mammoth was accounted for as an equity investment.

    Net assets acquired at fair market value
      Ski and resort operations.................................  $39,254
      Properties under development..............................      932
      Net working capital.......................................    2,554
      Assumption of debt........................................   (9,956)
                                                                  -------
                                                                   32,784
      Cash......................................................    5,916
                                                                  -------
                                                                  $38,700
                                                                  =======
    Financed by
      Cash......................................................  $28,285
      Bank and other indebtedness...............................   10,415
                                                                  -------
                                                                  $38,700
                                                                  =======

(c) Effective December 18, 1996, the Company acquired property and assets and assumed debt related to Copper Mountain, Inc. in Colorado, U.S.A. The transaction was accounted for by the purchase method.

    Net assets acquired at fair market value
      Ski and resort operations.................................  $ 69,417
      Properties under development and held for sale............    41,789
      Net working capital.......................................    (7,702)
      Assumption of debt........................................   (26,989)
                                                                  --------
                                                                    76,515
      Cash......................................................     1,067
                                                                  --------
                                                                  $ 77,582
                                                                  ========
    Financed by
      Cash......................................................  $ 19,704
      Bank and other indebtedness...............................    18,003
      Issue of 2,900,000 common shares..........................    39,875
                                                                  --------
                                                                  $ 77,582
                                                                  ========

(d) Effective December 18, 1996, the Company acquired property and assets and assumed debt related to Whistler Mountain Holdings Limited in British Columbia, Canada. The transaction was accounted for by the purchase method.

    Net assets acquired at fair market value
      Ski and resort operations.................................  $ 49,926
      Properties under development and held for sale............    25,072
      Goodwill..................................................    56,009
      Net working capital.......................................    (7,499)
      Assumption of debt........................................   (51,789)
                                                                  --------
                                                                  $ 71,719
                                                                  ========
    Financed by
      Cash......................................................  $  1,031
      Bank and other indebtedness...............................    16,100
      Issue of 3,970,000 common shares..........................    54,588
                                                                  --------
                                                                  $ 71,719
                                                                  ========

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

(e) Effective December 21, 1996, the Company acquired property and assets and assumed debt related to Mont Ste. Marie (1984) Inc. in Quebec, Canada. The transaction was accounted for by the purchase method.

    Net assets acquired at fair market value for cash
      Ski and resort operations.................................  $ 2,685
      Net working capital.......................................     (300)
      Assumption of debt........................................   (1,428)
                                                                  -------
                                                                  $   957
                                                                  =======

NOTE 3  DISCONTINUED OPERATIONS

The Company plans to sell all of its remaining non-resort properties. For reporting purposes, the results of operations and cash flow from operating activities of this business have been disclosed separately from those of continuing operations for the periods presented.

The results of discontinued operations, including an allocation of interest expense, are as follows:

                                                               1998       1997
                                                              -------    -------
Revenue.....................................................  $56,895    $51,095
                                                              =======    =======
Loss before current income taxes............................  $(1,658)   $  (872)
Provision for current income taxes..........................      300        330
                                                              -------    -------
Loss from discontinued operations...........................  $(1,958)   $(1,202)
                                                              =======    =======

The remaining assets and liabilities of discontinued operations are as follows:

                                                               1998       1997
                                                              -------    -------
Current assets
  Properties................................................  $ 8,195    $12,606
  Other current assets......................................   13,490     13,877
Properties..................................................   31,794     63,556
Other non-current assets....................................   21,273     30,472
Current liabilities.........................................    6,087      6,121
Long-term debt and other liabilities........................   15,932     41,361

The cash flows from discontinued operations are as follows:

                                                                1998        1997
                                                              --------    --------
Cash provided by (used for)
  Operating activities......................................  $ 47,018    $ 41,962
  Financing activities......................................   (36,491)    (10,269)
  Investing activities......................................      (364)        888
                                                              --------    --------
Increase in cash and short-term deposits....................  $ 10,163    $ 32,581
                                                              ========    ========

The cash flow used for financing activities in 1998 includes a $9,015,000 redemption of non-resort preferred ("NRP") shares (note 10(a)). The holders of the NRP shares are entitled to receive the net cash flow from the discontinued operations from January 1, 1997 primarily by way of redemption of their NRP shares. Annual distributions of such cash flows are payable on September 30 of each year covering the period ended on the previous June 30. The cash available to redeem NRP shares on September 30, 1998 was $20,857,000, which represents 5,460,000 NRP shares at $3.82 per share, computed as follows:

                                                               1998        1997
                                                              -------    --------
Cash and short-term deposits, beginning of year.............  $13,606    $  --
Increase in cash and short-term deposits during the year....   10,163      32,581
Cash attributable to period before share capital
  reorganization............................................    --        (18,975)
Reserve for working capital requirements at end of year.....   (2,912)     (4,591)
                                                              -------    --------
                                                              $20,857    $  9,015
                                                              =======    ========

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 4  SKI AND RESORT OPERATIONS

                                                                             1998
                                                              ----------------------------------
                                                                         ACCUMULATED
                                                                COST     DEPRECIATION     NET
                                                              --------   ------------   --------
Ski operations
  Land......................................................  $ 70,564     $ --         $ 70,564
  Buildings.................................................   150,868       40,455      110,413
  Ski lifts and area improvements...........................   342,242       82,877      259,365
  Automotive, furniture and other equipment.................   111,099       58,996       52,103
  Leased vehicles...........................................    16,158        8,979        7,179
                                                              --------     --------     --------
                                                               690,931      191,307      499,624
                                                              --------     --------     --------
Resort operations
  Land......................................................    11,431       --           11,431
  Buildings.................................................    64,298        7,738       56,560
  Golf......................................................    20,554        1,319       19,235
  Area improvements.........................................    30,125        3,626       26,499
                                                              --------     --------     --------
                                                               126,408       12,683      113,725
                                                              --------     --------     --------
                                                              $817,339     $203,990     $613,349
                                                              ========     ========     ========

                                                                             1997
                                                              ----------------------------------
                                                                         ACCUMULATED
                                                                COST     DEPRECIATION     NET
                                                              --------   ------------   --------
Ski operations
  Land......................................................  $ 39,478     $ --         $ 39,478
  Buildings.................................................   100,292       17,821       82,471
  Ski lifts and area improvements...........................   194,087       32,309      161,778
  Automotive, furniture and other equipment.................    48,788       18,034       30,754
  Leased vehicles...........................................    13,340        5,861        7,479
                                                              --------     --------     --------
                                                               395,985       74,025      321,960
                                                              --------     --------     --------
Resort operations
  Land......................................................    10,165       --           10,165
  Buildings.................................................    44,601        4,876       39,725
  Golf......................................................    19,215          493       18,722
  Area improvements.........................................    18,426        2,355       16,071
                                                              --------     --------     --------
                                                                92,407        7,724       84,683
                                                              --------     --------     --------
                                                              $488,392     $ 81,749     $406,643
                                                              ========     ========     ========

The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

NOTE 5  PROPERTIES

                                                                1998
                                                              --------
Properties under development and held for sale
  Acquisition costs.........................................  $199,650
  Interest..................................................    20,754
  Development costs.........................................   179,130
  Administrative expenses...................................    22,164
  Net rental income.........................................     --
                                                              --------
                                                              $421,698
                                                              ========

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                         ACCUMULATED
                                                               COST      DEPRECIATION      NET
                                                              -------    ------------    --------
Revenue-producing properties
  Land......................................................  $ 9,535       $--             9,535
  Buildings.................................................   50,497        7,836         42,661
  Leasehold improvements and equipment......................    3,555        1,621          1,934
                                                              -------       ------       --------
                                                              $63,587       $9,457         54,130
                                                              =======       ======       --------
                                                                                         $475,828
                                                                                         ========

                                                                1997
                                                              --------
Properties under development and held for sale
  Acquisition costs.........................................  $140,652
  Interest..................................................    18,230
  Development costs.........................................   157,174
  Administrative expenses...................................    15,807
  Net rental income.........................................    (1,430)
                                                              --------
                                                              $330,433
                                                              ========

                                                                         ACCUMULATED
                                                               COST      DEPRECIATION      NET
                                                              -------    ------------    --------
Revenue-producing properties
  Land......................................................  $ 9,664       $--             9,664
  Buildings.................................................   60,720        6,328         54,392
  Leasehold improvements and equipment......................    7,868        3,655          4,213
                                                              -------       ------       --------
                                                              $78,252       $9,983         68,269
                                                              =======       ======       --------
                                                                                         $398,702
                                                                                         ========

Properties are classified as follows for balance sheet purposes:

                                                                1998        1997
                                                              --------    --------
Current assets
  Resort....................................................  $177,296    $115,062
  Discontinued operations...................................     8,195      12,606
Long-term assets
  Resort....................................................   258,543     207,478
  Discontinued operations...................................    31,794      63,556
                                                              --------    --------
                                                              $475,828    $398,702
                                                              ========    ========

During the year ended June 30, 1998, $14,491,000 (1997 -- $10,412,000) of interest (note 14) and $10,935,000 (1997 -- $8,941,000) of administrative expenses were capitalized to properties.

Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 6  AMOUNTS RECEIVABLE

                                                               1998       1997
                                                              -------    -------
Receivable from sales of real estate........................  $ 6,024    $15,132
Ski and resort operation receivables........................   16,136     12,906
Loans, mortgages and notes receivable (note 18(a))..........   55,093     53,053
Funded senior employee share purchase plan (note 10(e)).....    1,206      1,236
Other accounts receivable...................................   20,817     12,326
                                                              -------    -------
                                                               99,276     94,653
Less: current portion.......................................   55,664     53,573
                                                              -------    -------
                                                              $43,612    $41,080
                                                              =======    =======

Receivables are due approximately as follows:

Year ending June 30,  1999........................................................   $55,664
                      2000........................................................    18,139
                      2001........................................................     1,405
                      2002........................................................     2,011
                      2003........................................................     4,201
       Subsequent to  2003........................................................    17,856
                                                                                     -------
                                                                                     $99,276
                                                                                     =======

The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 10.39% per annum as at June 30, 1998 (1997 -- 8.51%). These amounts have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

NOTE 7  OTHER ASSETS

(a) Current

                                                                   1998       1997
                                                                  -------    -------
    Ski operation inventories...................................  $17,036    $11,978
    Restricted deposits.........................................   17,357      7,995
    Prepaid expenses and other..................................   13,316      6,607
                                                                  -------    -------
                                                                  $47,709    $26,580
                                                                  =======    =======

(b) Long-term

                                                                   1998       1997
                                                                  -------    -------
    Administrative furniture, equipment and leasehold
      improvements, at cost less accumulated depreciation of
      $4,202,000 (1997 -- $4,696,000)...........................  $ 5,458    $ 5,169
    Deferred financing and other costs..........................    8,318      4,701
    Investments, at cost........................................    4,545      8,794
    Deposit on planned acquisition (US$5,000,000 -- note
      19(a))....................................................    7,559      --
    Other.......................................................    8,334      3,200
    Investment in Mammoth Mountain Ski Area, at equity (note
      2(b)).....................................................    --        18,511
                                                                  -------    -------
                                                                  $34,214    $40,375
                                                                  =======    =======

At June 30, 1997, investments included a limited partnership interest in the amount of $7,500,000 acquired as partial consideration in connection with the sale of a non-resort property. This interest was sold during fiscal 1998.

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 8  BANK AND OTHER INDEBTEDNESS

The Company has obtained financing for its operations from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 1998.

                                                                                  WEIGHTED
                                                                                   AVERAGE
                                                              MATURITY DATES    INTEREST RATE      1998        1997
                                                              --------------    -------------    --------    --------
Ski and resort operations
  Mortgages and bank loans..................................   Demand-2017          6.67%        $285,520    $279,732
  Obligations under capital leases..........................     1999-2002          8.29%           7,415       9,370
                                                                                                 --------    --------
                                                                                                  292,935     289,102
                                                                                                 --------    --------
Properties
  Interim financing on properties under development and held
    for sale................................................     1999-2011          7.68%         109,123     133,743
  Mortgages on revenue-producing properties.................     1999-2034          7.68%          24,223      37,865
                                                                                                 --------    --------
                                                                                                  133,346     171,608
                                                                                                 --------    --------
General corporate debt......................................   Demand-2002          7.02%          36,542       4,046
                                                                                                 --------    --------
Unsecured debentures........................................          2003          7.26%         150,000      25,000
                                                                                                 --------    --------
                                                                                    7.07%         612,823     489,756
Less: current portion.......................................                                       97,890      90,738
                                                                                                 --------    --------
                                                                                                 $514,933    $399,018
                                                                                                 ========    ========

Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                                       INTEREST RATES       REPAYMENTS
                                                                                    --------------------    ----------
                                                                                    FLOATING     FIXED
                                                                                    --------    --------
Year ending June 30,  1999........................................................  $64,424     $ 33,466     $ 97,890
                      2000........................................................   12,688       37,477       50,165
                      2001........................................................   12,268       11,632       23,900
                      2002........................................................  111,128       43,447      154,575
                      2003........................................................   69,906      143,372      213,278
       Subsequent to  2003........................................................    8,238       64,777       73,015
                                                                                    --------    --------     --------
                                                                                    $278,652    $334,171     $612,823
                                                                                    ========    ========     ========

The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company has $30,000,000 of bank loans swapped against debt with a fixed interest rate of 8.5% per annum, including applicable stamping fees, under an agreement expiring in 2001.

Bank and other indebtedness of $297,420,000 (1997 -- $194,447,000) is guaranteed by the Company in addition to being secured by the specific property or asset.

Bank and other indebtedness includes indebtedness in the amount of $98,026,000 (1997 -- $207,800,000), which is repayable in United States dollars of $66,784,000 (1997 -- $150,525,000).

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

The Company is committed to capital lease obligations as follows:

                                                               1998     1997
                                                              ------   -------
Minimum lease payments......................................  $8,271   $10,526
Less: interest..............................................     856     1,156
Lease principal obligation..................................  $7,415   $ 9,370
                                                              ======   =======

Future minimum lease payments are as follows:

                                        Year ending June 30,  1999...  $ 4,425
                                                              2000...    1,692
                                                              2001...      780
                                                              2002...      434
                                                              2003...       84
                                                                       -------
                                                                       $ 7,415
                                                                       =======

NOTE 9  GOVERNMENT ASSISTANCE

The federal government and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which are fully advanced, totalled $14,300,000 and are repayable over seven years starting in 2000. The grants, which will total $22,315,000 when they are fully advanced, amounted to $19,781,000 at June 30, 1998 (1997 -- $15,538,000). During the year ended June 30, 1998, grants received of $1,069,000 (1997 -- $4,741,000) were credited as follows: $302,000 (1997 -- $476,000) to ski and resort operation assets, $339,000 (1997 -- $90,000) to properties and $428,000 (1997 -- $4,175,000) to cost of real estate sales.

NOTE 10  CAPITAL STOCK

(a) Share Capital Reorganization

    Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one NRP share. The new common shares have the same attributes as the old common shares.

    The NRP shares were initially recorded at a value of $88,543,000 ($3.82 per share) before deduction of issue costs of $329,000, equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the book value of the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, primarily by way of redemption of their shares as described in note 3. The amount ultimately realized will be subject to prevailing real estate market conditions. As at June 30, 1998, the book value of the net equity of the remaining non-resort assets was $76,502,000 (1997 -- $86,635,000).

    All stock option information is stated to reflect the share capital reorganization.

(b) Capital Stock

    The Company's capital stock comprises the following:

                                                                      1998        1997
                                                                    --------    --------
    Common shares...............................................    $402,582    $293,649
    NRP shares..................................................      80,448      88,621
                                                                    --------    --------
                                                                    $483,030    $382,270
                                                                    ========    ========

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

    (i)  Common Shares

       Authorized -- 50,000,000 without par value.

       Issued --

                                                                               1998                   1997
                                                                       --------------------   --------------------
                                                                       NUMBER OF              NUMBER OF
                                                                         COMMON                 COMMON
                                                                         SHARES     AMOUNT      SHARES     AMOUNT
                                                                       ----------  --------   ----------  --------
         Balance at beginning of year................................  34,281,536  $293,649   23,063,490  $198,179
         Issued for cash, net of issue costs.........................   3,850,000   106,268    4,000,000    86,129
         Issued for acquisitions (note 2)............................      --         --       6,870,000    94,463
         Funded senior employee share purchase and stock option
           plans.....................................................     228,250     2,665      224,900     2,488
         Issued on exercise of option................................      --         --         123,146     1,236
         Extinguishment of warrants, options and conversion
           privilege.................................................      --         --          --          (303)
         Reorganization of shares....................................      --         --          --       (88,543)
                                                                       ----------  --------   ----------  --------
         Balance at end of year......................................  38,359,786  $402,582   34,281,536  $293,649
                                                                       ==========  ========   ==========  ========

    (ii) NRP Shares

       Authorized -- 50,000,000 without par value, redeemable at $3.82 per share except for the final redemption which shall be subject to a premium or discount based on available cash flow relating to the non-resort assets.

       Issued --

                                                                                 1998                     1997
                                                                         ---------------------    ---------------------
                                                                         NUMBER OF                NUMBER OF
                                                                         NRP SHARES    AMOUNT     NRP SHARES    AMOUNT
                                                                         ----------    -------    ----------    -------
         Balance at beginning of year................................    23,547,936    $88,621           --     $    --
         Issued on reorganization of share capital, net of issue
           costs.....................................................           --         --     23,198,190     88,214
         Issued on exercise of option................................           --         --       123,146         134
         Stock option plan...........................................      623,975        842       226,600         273
         Redemption..................................................    (2,360,000)   (9,015)           --          --
                                                                         ----------    -------    ----------    -------
         Balance at end of year......................................    21,811,911    $80,448    23,547,936    $88,621
                                                                         ==========    =======    ==========    =======

    (iii) Preferred Shares

       Authorized -- 10,000,000 without par value.

       Issued -- nil

(c) Stock Options

    The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares and NRP shares of the Company. Options granted under the stock option plan vest equally over a period of five years. At June 30, 1998, stock options outstanding totalled 2,894,650 common shares, exercisable at prices from $9.51 to $29.05, expiring up to 2008 and 1,157,925 NRP shares exercisable at prices from $1.04 to $2.20, expiring up to 2001. During the year ended June 30, 1998, options were exercised for 224,650 common shares and 623,975 NRP shares.

    The Company granted to a property lender (note 18(b)) the right to convert its loan of $4,300,000 on August 31, 1999 into 318,519 common shares at a conversion price of $12.18 per common share and 318,519 NRP shares at a conversion price of $1.32 per NRP share. During the year ended June 30, 1998, the property was sold and the Company repaid the debt which extinguished the conversion privilege.

    In a prior year, the Company granted an option to purchase 123,146 common shares at a price of $10.035 per common share and 123,146 NRP shares at a price of $1.09 per NRP share in connection with a loan guarantee for the financing of certain capital improvements. During the year ended June 30, 1997, this option was exercised.

(d) Employee Share Purchase Plan

    The employee share purchase plan permits full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 1998, a total

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

    of 65,809 (1997 -- 65,809) common shares have been issued from treasury under this plan. The Board of Directors has authorized and reserved a further 100,000 common shares for issuance under this plan.

(e) Funded Senior Employee Share Purchase Plan

    The Company has a funded senior employee share purchase plan which provides for loans to be made to designated eligible employees to be used to subscribe for common shares. At June 30, 1998, loans to employees under the funded senior employee share purchase plan amounted to $1,206,000 with respect to 134,750 common shares and 110,737 NRP shares (1997 -- $1,236,000 with respect to 136,850 common shares and 128,750 NRP shares). The loans are interest-free, secured by a promissory note and a pledge of the shares and mature by 2005. The Board of Directors has authorized and reserved a further 100,000 common shares for issuance under this plan.

NOTE 11  INCOME TAXES

(a) Provision for Income Taxes

                                                                   1998       1997
                                                                  -------    ------
    Current.....................................................  $ 2,413    $6,580
    Deferred....................................................   11,018       487
                                                                  -------    ------
                                                                  $13,431    $7,067
                                                                  =======    ======

    The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

    Statutory rate..............................................     45.6%      45.6%
    Income tax charge at statutory rate.........................  $ 26,903    $17,510
    Non-deductible depreciation and amortization................     6,242        782
    Large Corporations Tax......................................     1,061      1,437
    Taxes related to non-controlling interest share of
      earnings..................................................    (1,931)    (1,532)
    Taxes related to equity accounted investment................     --          (542)
    Foreign taxes different from statutory rate.................    (5,755)    (5,576)
    Additional amounts deductible related to properties and ski
      and resort operation assets (see (b) below)...............   (13,674)    (5,735)
    Other.......................................................       885      1,053
                                                                  --------    -------
                                                                    13,731      7,397
    Less: income taxes related to discontinued operations.......       300        330
                                                                  --------    -------
    Provision for income taxes..................................  $ 13,431    $ 7,067
                                                                  ========    =======

(b) Certain properties and ski and resort operation assets were acquired having a tax value in excess of their recorded value and certain subsidiaries of the Company have losses available to carry forward for income tax purposes for which the potential income tax benefits have not been recognized. At June 30, 1998, approximately $24,131,000 of related benefits have not been recognized for accounting purposes.

NOTE 12  JOINT VENTURES

The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships including Mammoth and Keystone/Intrawest L.L.C.:

                                                                1998       1997
                                                              --------   --------
Properties, current.........................................  $ 37,853   $ 28,671
Other current assets........................................    26,630      8,572
                                                              --------   --------
                                                                64,483     37,243
Current liabilities.........................................   (38,627)   (31,469)
                                                              --------   --------
Working capital.............................................    25,856      5,774
Ski and resort operations...................................    77,315         --
Properties, non-current.....................................   122,163    101,223
Long-term debt..............................................   (67,202)   (59,434)
Other, net..................................................    (9,706)       379
                                                              --------   --------
                                                              $148,426   $ 47,942
                                                              ========   ========

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                1998       1997
                                                              ---------   -------
Revenue.....................................................  $  89,934   $21,457
Expenses....................................................     75,886    19,646
                                                              ---------   -------
Income from continuing operations...........................     14,048     1,811
Results of discontinued operations..........................       (216)      996
                                                              ---------   -------
                                                              $  13,832   $ 2,807
                                                              =========   =======

                                                                1998      1997
                                                              --------   -------
Cash provided by (used for)
  Operating activities......................................  $(20,076)  $14,256
  Financing activities......................................    29,410     6,324
  Investing activities......................................    (6,797)   (1,064)
                                                              --------   -------
Increase in cash and short-term deposits....................  $  2,537   $19,516
                                                              ========   =======

The amount payable to the Company's joint venture partners in various properties, net of amounts receivable, results from the use of the proportionate consolidation method of accounting. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

NOTE 13  CONTINGENCIES AND COMMITMENTS

(a) The Company holds licences and land leases with respect to certain of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

(b) The Company has estimated costs to complete ski and resort operation assets and properties currently under construction and held for sale amounting to $286,632,000 at June 30, 1998 (1997 -- $154,654,000). These costs are substantially covered by existing financing commitments.

(c) The Company has entered into various operating lease commitments, aggregating $17,749,000 (1997 -- $15,110,000), payable as follows:

    Year ending June 30,  1999........................................................  $ 4,040
                          2000........................................................    3,798
                          2001........................................................    3,472
                          2002........................................................    2,382
                          2003........................................................    1,745
           Subsequent to  2003........................................................    2,312
                                                                                        -------
                                                                                        $17,749
                                                                                        =======

(d) The Company is contingently liable for indebtedness at June 30, 1998 of $28,250,000 which relates to certain non-resort properties under development sold during the year ended September 30, 1994 (note 18(a)). The purchasers of these properties have provided guarantees to the Company in respect of the indebtedness and have indemnified the Company for any potential losses resulting from the contingent liability.

(e) The Company is contingently liable for the obligations of certain joint ventures and limited partnerships. The assets of these joint ventures and limited partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

(f) The Company has received reassessments for the 1986 to 1989 taxation years that significantly increase Blackcomb Skiing Enterprises Ltd.'s income for tax purposes. The Company has filed notices of objection to the reassessments. In addition, Blackcomb Skiing Enterprises Ltd. has filed amendments to its 1982 to 1991 income tax returns to claim additional capital cost allowance to reduce the proposed increase in income for tax purposes. The potential tax liability is approximately $5,640,000, which is composed of current taxes of $2,867,000, including interest, and deferred income taxes of $2,773,000. In March 1994 the Company paid $1,585,000 to Revenue Canada, Taxation as required by legislation when a notice of objection is filed. This amount is included in non-current amounts receivable as the outcome of these reassessments cannot be determined at this time.

(g) The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

    operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NOTE 14  INTEREST EXPENSE

                                                                   1998       1997
                                                                  -------    -------
Total interest incurred........................................   $42,006    $35,535
Less: interest capitalized to ski and resort operation
  assets.......................................................     1,479        771
      interest capitalized to properties, net of capitalized
  interest recorded in real estate cost of sales of $4,830,000 and in discontinued operations of $120,000 (1997 --
  $1,271,000 and $784,000, respectively).......................     9,541      8,357
                                                                  -------    -------
                                                                  $30,986    $26,407
                                                                  =======    =======
Interest was charged to income as follows:
  Real estate costs............................................   $ 4,830    $ 1,271
  Interest expense.............................................    22,881     20,914
  Discontinued operations......................................     3,275      3,277
  Ski operations -- employee housing...........................        --        945
                                                                  -------    -------
                                                                  $30,986    $26,407
                                                                  =======    =======

Real estate costs and discontinued operations also include $6,777,000 (1997 -- $3,430,000) and $2,455,000 (1997 -- $3,518,000), respectively, of interest incurred in prior years.

NOTE 15  FINANCIAL INSTRUMENTS

(a) Fair Value

    The Company has various financial instruments including cash and short-term deposits, amounts receivable, loans, mortgages and notes receivables, amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of loans, mortgages and notes receivable, their market comparable interest rates, the instruments' book value approximates fair value. Debt and interest swap agreements are also financial instruments. The fair values at June 30, 1998 and 1997 were estimated by discounting future cash flows at estimated market rates and are summarized as follows:

                                                                            1998                        1997
                                                                  ------------------------    ------------------------
                                                                  BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                                  ----------    ----------    ----------    ----------
    Debt and interest swap agreements...........................   $612,823      $605,153      $489,756      $475,063
                                                                   ========      ========      ========      ========

(b) Interest Rate Risk

    As described in note 8, certain of the Company's debt instruments bear interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

(c) Credit Risk

    The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

NOTE 16  PENSION PLANS

Effective January 1, 1995, the Company introduced two defined benefit pension plans for certain of its senior executives. The value of the pension fund assets at June 30, 1998 and the present value of the accrued pension benefits attributed to services rendered up to June 30, 1998 are $2,134,000 and $5,031,000, respectively (1997 -- $1,386,000 and $3,764,000, respectively).

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 17  SEGMENTED INFORMATION

Industry and geographical information related to the Company's continuing operations is as follows:

                                                                   1998          1997
                                                                ----------    ----------
(a) Industry Segments
    Revenue
      Ski and resort operations.............................    $  370,307    $  265,492
      Real estate operations................................       231,434       123,483
                                                                ----------    ----------
      Consolidated..........................................    $  601,741    $  388,975
                                                                ==========    ==========
    Operating profit after deducting depreciation and
     amortization
      Ski and resort operations.............................    $   52,116    $   46,437
      Real estate operations................................        41,780        22,682
                                                                ----------    ----------
                                                                    93,896        69,119
    Less: unallocated corporate expenses
      Interest..............................................       (22,881)      (20,914)
      General and administrative............................       (10,360)       (8,916)
                                                                ----------    ----------
      Consolidated..........................................    $   60,655    $   39,289
                                                                ==========    ==========
    Identifiable assets
      Ski and resort operations.............................    $  805,197    $  576,991
      Real estate operations................................       562,855       400,449
      Discontinued operations...............................        98,521       120,511
                                                                ----------    ----------
      Consolidated..........................................    $1,466,573    $1,097,951
                                                                ==========    ==========
    Capital acquisitions
      Ski and resort operations.............................    $  127,487    $   51,693
                                                                ==========    ==========
    Depreciation and amortization
      Ski and resort operations.............................    $   33,960    $   23,204
      Real estate operations................................         2,162         1,740
      Unallocated corporate.................................         1,921         1,022
                                                                ----------    ----------
      Consolidated..........................................    $   38,043    $   25,966
                                                                ==========    ==========
(b) Geographic Segments
    Revenue
      Canada................................................    $  321,518    $  255,016
      United States.........................................       280,223       133,959
                                                                ----------    ----------
      Consolidated..........................................    $  601,741    $  388,975
                                                                ==========    ==========
    Operating profit after deducting depreciation and
     amortization
      Canada................................................    $   37,927    $   33,143
      United States.........................................        22,728         6,146
                                                                ----------    ----------
      Consolidated..........................................    $   60,655    $   39,289
                                                                ==========    ==========
    Identifiable assets
      Canada................................................    $  621,903    $  593,134
      United States.........................................       746,149       384,306
      Discontinued operations...............................        98,521       120,511
                                                                ----------    ----------
      Consolidated..........................................    $1,466,573    $1,097,951
                                                                ==========    ==========

NOTE 18  RELATED PARTY TRANSACTIONS

(a) Effective April 1, 1994, the Company sold substantially all of its industrial and non-resort residential properties under development in British Columbia and Washington State to two partnerships formed by a group of investors. The managing general partners of the partnerships are corporations controlled by an officer and director of the Company.

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

    The consideration for the sale included a vendor takeback note for $31,700,000 which was originally scheduled to be fully repaid, with interest at 10.75% per annum, in semi-annual instalments by September 30, 1997. To June 30, 1998, the partnerships had repaid $15,660,000 (1997 -- $12,160,000)
    and the repayment of the balance, with interest at 10% per annum, has been renegotiated as follows:

    September 30, 1998..........................................  $ 3,500
    March 31, 1999..............................................    3,500
    September 30, 1999..........................................    3,500
    March 31, 2000..............................................    5,540
                                                                  -------
                                                                  $16,040
                                                                  =======

    Subject to full repayment by March 31, 2000 and a 1% extension fee, the partnerships have the right to defer any principal payment for up to six months so long as only one payment is deferred at any one time. The partnerships paid $1,859,000 of interest on the note receivable during the year ended June 30, 1998, and at June 30, 1998, $405,000 (1997 -- $523,000)
    of interest was accrued and outstanding.

    The Company has committed to provide the partnerships various credit facilities to September 30, 1999, including a $7,000,000 revolving line of credit and a non-revolving loan for $1,800,000, to fund costs in connection with a specific project. These loans earn interest at prime plus 2%. At June 30, 1998, $8,771,000 (1997 -- $8,421,000) was advanced under these facilities and accrued and unpaid interest amounted to $62,000. In addition, the Company has agreed to provide financial assistance by way of continuing liability under the assumed bank indebtedness and liability in respect of certain letters of credit. The Company earns fees in consideration for this financial assistance. The partnerships have guaranteed repayment of these facilities and indemnified the Company for any losses under them.

    The Company has engaged the partnerships to provide specified services in connection with the development, property management, marketing and sale of its remaining non-resort properties. For the year ended June 30, 1998, the Company incurred net costs of $1,465,000 (1997 -- $2,353,000) in respect of these services.

(b) Bank and other indebtedness at June 30, 1997 included the following amounts due to significant corporate shareholders of the Company who were represented on the Company's Board of Directors:

    (i) a convertible loan of $4,300,000, bearing interest at 8% per annum, collateralized by a second mortgage over a non-resort property and the limited partnership interest (note 7);

    (ii) a loan of US$1,284,000, bearing interest at prime plus 1.25% per annum, collateralized by a property under development.

(c) All related party transactions described above have been recorded at the amounts paid or received as established and agreed upon by the Company and the related party.

NOTE 19  SUBSEQUENT EVENTS

(a) On July 13, 1998, the Company acquired 100% of the shares of Sandestin Resorts, Inc., owner of Sandestin Resort in Florida, U.S.A. The purchase price of the shares acquired is approximately US$140,000,000 which was financed by a combination of bank and other indebtedness of US$12,500,000 and cash.

(b) On July 16, 1998, the Company acquired approximately 16% of the common shares of Compagnie des Alpes, a French company which has ownership interests in several resorts located in France and Italy. The purchase price of the shares acquired is $35,277,000 for which the Company paid cash.

(c) On July 23, 1998, the Company acquired the assets and assumed certain liabilities of the Raven Golf Group, including two golf courses in Arizona, U.S.A. The purchase price of the net assets acquired is approximately US$30,800,000 which was financed by a combination of bank and other indebtedness of US$5,000,000 and cash.

(d) On August 19, 1998, the Company issued US$125,000,000 of 9.75% unsecured senior notes due August 15, 2008 for net proceeds of US$120,551,000. The debentures have been priced to yield 10%.

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 20 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                1998        1997
                                                              --------    --------
Income from continuing operations in accordance with
  Canadian GAAP.............................................  $ 42,988    $ 28,295
Effects of differences in accounting for:
  Extinguishment of options and warrants (b)................     --           (303)
  Investment income (c).....................................     --            (95)
  Cost of sales pursuant to SFAS 109 (g)....................    (1,234)       (258)
  Depreciation pursuant to SFAS 109 (g).....................      (831)       (335)
  Amortization of negative goodwill pursuant to SFAS 109
    (g).....................................................     5,920       1,457
  Provision for deferred income taxes pursuant to SFAS 109
    (g).....................................................    (9,942)       (652)
                                                              --------    --------
Income from continuing operations in accordance with United
  States GAAP...............................................    36,901      28,109
                                                              --------    --------
Results of discontinued operations in accordance with
  Canadian GAAP.............................................    (1,958)     (1,202)
Effects of differences in accounting for:
  Depreciation (a)..........................................       (60)       (760)
  Financial instruments (f).................................       272         118
  Income tax effect of depreciation adjustment..............        24         304
                                                              --------    --------
Results of discontinued operations in accordance with United
  States GAAP...............................................    (1,722)     (1,540)
                                                              --------    --------
Net income in accordance with United States GAAP............    35,179      26,569
Opening retained earnings in accordance with United States
  GAAP (d)..................................................   100,781      78,804
Common share dividends......................................    (5,820)     (4,592)
                                                              --------    --------
Closing retained earnings in accordance with United States
  GAAP......................................................  $130,140    $100,781
                                                              ========    ========
Weighted average number of shares outstanding and common
  stock equivalents (in thousands)..........................    35,575      28,674
Income per common share (primary and fully diluted; in
  dollars)
  Income from continuing operations.........................  $   1.04    $   0.98
  Net income................................................  $   1.04    $   1.01
Capital stock in accordance with Canadian GAAP..............   483,030     382,270
Effects of differences in accounting for:
  Extinguishment of options and warrants (b)................     2,153       2,153
  Shareholder loans (e).....................................    (1,206)     (1,236)
  Financial instruments (f).................................    (1,627)     (1,627)
                                                              --------    --------
Capital stock in accordance with United States GAAP.........   482,350     381,560
Closing retained earnings in accordance with United States
  GAAP......................................................   130,140     100,781
Foreign currency translation adjustment.....................    23,645       4,149
                                                              --------    --------
Shareholders' equity in accordance with United States
  GAAP......................................................  $636,135    $486,490
                                                              ========    ========

- ---------------

(a) Depreciation

    Certain of the Company's revenue-producing properties are depreciated using the sinking fund method of depreciation. This method is not allowed under United States GAAP, and accordingly depreciation has been recalculated over the estimated useful life (25 - 40 years) of each property using the straight-line method.

    The net impact is a reduction of $938,000 at June 30, 1998 (1997 -- $938,000) in resort properties and a reduction of $2,821,000 at June 30, 1998 (1997 -- $2,761,000) in non-resort properties.

(b) Extinguishment of Options and Warrants

    Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP.

(c) Investment Income

    Earnings of equity accounted investees have not been fully tax effected for Canadian GAAP. Under United States GAAP, these earnings must be tax effected, normally using capital gains rates. Based on United States tax regulations, additional tax of $nil would have been recognized in the year ended June 30, 1998 (1997 -- $95,000).

                             INTRAWEST CORPORATION

                   For the Years Ended June 30, 1998 and 1997
      (tabular amounts in thousands of dollars unless otherwise indicated)

(d) Retained Earnings

    Opening retained earnings in accordance with United States GAAP for the year ended June 30, 1997 includes the effects of:

    (i) recalculating depreciation expense as described in (a). The net decrease in retained earnings was $1,763,000.

    (ii) adopting SFAS 109 as described in (g). The net decrease in retained earnings was $7,598,000.

    (iii) tax effecting the earnings of equity accounted investees as described in (c). The net decrease in retained earnings was $370,000.

    (iv) treating payments made to extinguish options and warrants as income items as described in (b). The net decrease in retained earnings was $1,850,000.

    (v) classifying convertible debt instruments as liabilities rather than as equity as described in (f). The net increase in retained earnings was $1,237,000.

(e) Shareholder Loans

    The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totalling $1,206,000 and $1,236,000 as at June 30, 1998 and 1997,
    respectively, would be deducted from share capital.

(f) Financial Instruments

    Under Canadian GAAP, the components of convertible debt instruments are classified as a liability or as equity in accordance with the substance of the contractual arrangement (note 18(b)). The interest expense included in the loss from discontinued operations would not exist under United States GAAP as there is no such requirement.

(g) Income Taxes

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", for the financial statement amounts presented under United States GAAP. SFAS 109 requires that deferred tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax deductible goodwill and unallocated negative goodwill. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 1998 as follows:

    Ski and resort assets.......................................  $20,143
    Goodwill....................................................    3,465
    Properties..................................................    2,551
    Deferred income tax asset...................................    4,404
    Deferred income tax liability...............................   44,036

(h) Information Relating to Cash Flow

    The bank and other indebtedness and issue of common shares related to the financing of the acquisitions described in notes 2(b), (c) and (d) are non-cash components of the acquisitions and under United States GAAP would not be included as financing and investing activities. Accordingly, financing and investing cash flows would each be decreased by $10,415,000 (1997 -- $128,566,000).

(i) Joint Ventures

    In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

(j) Stock Compensation

    The Company has elected to account for stock compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".